SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nam Tai Property Inc.

(Name of Issuer)

Common Shares, par value US$0.01 per share

(Title of Class of Securities)

629865205
(CUSIP Number)

Deutsche Bank AG

c/o Deutsche Bank AG, Hong Kong Branch
Level 52, International Commerce Centre
1 Austin Road, West Kowloon, Hong Kong

Maria Chang, Jessie Liu, Nathalie Leung
+852 2203 8660

Cosimo Borrelli
c/o D&P China (HK) Limited (trading as Kroll)
Level 3, Three Pacific Place
1 Queen's Road East, Hong Kong
+852 3761 3888

Tai Shaw Hoong
c/o D&P China (HK) Limited (trading as Kroll)
Level 3, Three Pacific Place
1 Queen's Road East, Hong Kong
+852 3761 3888

Kent McParland
c/o Kroll Advisory (BVI) Limited
3rd Floor, Commerce House,
P.O. Box 3339, Road Town Tortola, British Virgin Islands
+1 284 340 2532

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

DLA Piper Hong Kong
25th Floor, Three Exchange Square
8 Connaught Place
Central, Hong Kong
China

Attention: Mark Fairbairn
+852-2103-0808

December 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS Deutsche Bank AG		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 9,191,150	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 9,191,150	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,191,150		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 23.4% [1]		
14	TYPE OF REPORTING PERSON BK, OO		

(1) Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020

1	NAMES OF REPORTING PERSONS Cosimo Borrelli		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 9,191,150	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 9,191,150	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,191,150		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 23.4% (1)		
14	TYPE OF REPORTING PERSON OO		

(1) Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020

1	NAMES OF REPORTING PERSONS Tai Shaw Hoong		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 9,191,150	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 9,191,150	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,191,150		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 23.4% [1]		
14	TYPE OF REPORTING PERSON OO		

(2) Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020

1	NAMES OF REPORTING PERSONS Kent McParland		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 9,191,150	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 9,191,150	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,191,150		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 23.4% [1]		
14	TYPE OF REPORTING PERSON OO		

(3) Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020

Item 1.   Security and Issuer

This statement on Schedule 13D (this "Statement") relates to common shares, par value US$0.01 per share (the "Common Shares"), of Nam Tai Properties, a company incorporated in the British Virgin Islands (the "Issuer"). The Issuer's address is Nam Tai Estate, No. 3 Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, People's Republic of China.

Item 2.   Identity and Background

(a)   This Statement is being filed on behalf of Deutsche Bank AG ("DB AG"), Cosimo Borrelli, Tai Shaw Hoong and Kent McParland (together with DB AG, each a "Reporting Person" and collectively the "Reporting Persons"), and relates to Common Shares that were acquired pursuant to the enforcement of the Share Charge (as defined below). The securities acquired by DB AG covered in this Statement were acquired through the Hong Kong Branch of DB AG, which is licensed by the Hong Kong Monetary Authority and the London Branch of DB AG, which is licensed by the United Kingdom banking authority. The Reporting Persons are deemed as beneficial owners of the securities covered in this Statement because having been instructed by the Majority Lenders (as defined below), they have the right to vote or dispose of such securities. However, the legal ownership of such securities remain with Greater Sail (as defined below).

(b)   The address of the principal business office of DB AG is:
Deutsche Bank AG
Taunusanlage 12
Frankfurt Am Main D-60325
Germany

The addresses of other Reporting Persons are:
Cosimo Borrelli and Tai Shaw Hoong
c/o D&P China (HK) Limited (trading as Kroll)
Level 3, Three Pacific Place
1 Queen's Road East, Hong Kong

Kent McParland
c/o Kroll Advisory (BVI) Limited
3rd Floor, Commerce House,
P.O. Box 3339, Road Town Tortola,
British Virgin Islands

(c)   DB AG offers a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world. Information concerning each executive officer, director and controlling person (the "DB Listed Persons") of the Reporting Person is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, the citizenship of the Listed Persons is as specified on Schedule I hereto.

Cosimo Borrelli is a director at D&P China (HK) Limited ("Kroll"), whereas Tai Shaw Hoong and Kent McParland are employed under Kroll with a title of managing director and Kroll Advisory (BVI) Limited with a title of director respectively. Kroll provides services and digital products related to valuation, governance, risk and transparency, and works with clients across diverse sectors in the areas of valuation, expert services, investigations, cyber risk, corporate finance, security, restructuring, legal and business solutions, data analytics, due diligence and regulatory compliance

(d) & (e)   Other than as set forth on Schedule II, during the last five years, the DB AG has not, and to the best of its knowledge, none of the DB Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

None of Cosimo Borrelli, Tai Shaw Hoong and Kent McParland have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
Kaisa Group Holdings Limited ("Kaisa"), a Cayman Islands company, entered into an amended and restated facility agreement with Deutsche Bank AG, Hong Kong Branch (acting as the lead arranger and sole coordinator, agent, security agent, account bank and calculation agent) on December 24, 2019, which replaces the original facility dated December 20, 2017 (the "Facility Agreement"). Pursuant to the Facility Agreement, the Lenders granted a loan in a maximum principal amount of US$120 million to Kaisa.

As collateral for Kaisa's obligations under the Facility Agreement, Greater Sail Limited, a wholly-owned subsidiary of Kaisa and a British Virgin Islands company ("Greater Sail") granted to Deutsche Bank AG, Hong Kong Branch, as the security agent (the "Security Agent") a first ranking charge on all of the Common Shares then held by Greater Sail in the Issuer ("Initial Pledged Shares") and any additional Common Shares Greater Sail may acquire in the future in respect of the Initial Pledged Shares (the "Pledged Shares") pursuant to a security deed dated December 27, 2019, between Greater Sail and Deutsche Bank AG, Hong Kong Branch (the "Security Deed"). The Pledged Shares constitutes 9,191,150 Common Shares. The Pledged Shares are provided as collateral for Kaisa's obligations under the Facility Agreement on a non-recourse basis.

The Pledged Shares were deposited into a securities account with Deutsche Bank Trust Company Americas, an affiliate of DB AG (the "Depositary"), pursuant to a cash and securities deposit agreement. In addition, the disposal of the Pledged Shares are subject to an account control agreement among Greater Sail, DB AG and the Depositary (the "Account Control Agreement").

On November 5, 2021, the Deutsche Bank AG, Hong Kong Branch, as the agent of the Lenders (the "Agent"), issued a letter notice declaring that an event of default as defined under the Facility Agreement has occurred and an acceleration declaring all of the outstanding loans and all other amounts owed to the Lenders immediately due and payable. On December 3, 2021, DB AG, in its capacity as the Security Agent, appointed Cosimo Borrelli, Tai Shaw Hoong and Kent McParland as receivers to assist in taking control and realizing the collateral under the Facility Agreement, including the Pledged Shares.

Item 4.   Purpose of Transaction

The Reporting Persons may hold or dispose of the Pledged Shares at its discretion, including on the public market, as repayment of the outstanding loan amount and satisfaction of other obligations under the Facility Agreement. Except as disclosed in this Statement, and in connection with the Facility Agreement referenced above, the Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed in this Statement, the Reporting Persons have no present intention to further acquire securities of the Issuer; provided, however, the Reporting Person intend to review their investment on a regular basis and, may determine at any time or from time to time, either alone or as part of a group:

  · to acquire additional securities of the Issuer through open market purchases, privately negotiated transactions, or otherwise,

  · to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, privately negotiated transactions, or otherwise, or

  · to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything in this Statement to the contrary, the Reporting Persons specifically reserve the right to change their intention with respect to any and all matters disclosed or referenced herein. In reaching any decision with respect to any course of action, the Reporting Persons expect to take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Persons, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations, and any other factors deemed relevant.

Item 5.   Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Person to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Statement are incorporated herein by reference.

DB AG and the other Reporting Persons may be deemed to beneficially own 9,191,150 Common Shares, representing approximately 23.4% of the total outstanding Common Shares of the Issuer and 23.4% of the total voting power.

The percentages above are calculated based on the total number of 39,197,991 Common Shares outstanding as of October 5, 2020 Each holder of Common Shares is entitled to one vote per share.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the Common Shares beneficially owned by certain operating units (collectively, the "DB Reporting Units") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, the "DB Group"). This filing does not reflect any Common Shares, if any, beneficially owned by any operating units of the DB Group, whose ownership of securities is disaggregated from that of the DB Reporting Units in accordance with the Release. The DB Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the DB Reporting Units or their respective employees have voting or investment discretion, or both, and (ii) certain investment entities of which the DB Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the DB Reporting Units.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days no Reporting Person has effected any transactions in Common Shares.

(d)

If dividends from, and proceeds from the sale of the Shares beneficially owned by the Reporting Person exceeds the amounts due to the Reporting Person under the Facility Agreement, the right to receive such excess dividends or proceeds is held by other persons to whom the Security Agent may be obliged to pay, and following the satisfaction of such payments, Greater Sail.

(e)

Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed under Items 3, 4, and 5 is incorporated by reference into this Item 6. The agreements listed as exhibits to this Schedule 13D are further incorporated by reference herein.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any Reporting Person and any person with respect to any securities of the Issuer including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

1. Joint Filing Agreement.

2. Security Deed between Greater Sail Limited and Deutsche Bank AG, Hong Kong Branch, as security agent.

3. Account Control Agreement between Greater Sail Limited and Deutsche Bank Trust Company Americas, as securities intermediary.

4. Cash and Securities Deposit Agreement between Greater Sail Limited and Deutsche Bank Trust Company Americas, as depositary.

5. Deed of Appointment between Deutsche Bank AG, Hong Kong Branch, and Cosimo Borrelli, Tai Shaw Hoong and Kent McParland.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2021

Deutsche Bank AG

By: /s/   Daniela Pondeva
Name: Daniela Pondeva
Title: Vice President

Cosimo Borrelli

/s/

Tai Shaw Hoong

/s/

Kent McParland

/s/

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2021

Deutsche Bank AG

By: /s/
Name:
Title:

Cosimo Borrelli

/s/

Tai Shaw Hoong

/s/

Kent McParland

/s/



SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and board member of Deutsche Bank AG. The business address of each of the executive officers and directors of Deutsche Bank AG is Taunusanlage 12 Frankfurt Am Main D-60325, Germany.

Name	Position with Deutsche Bank AG	Principal Occupation/Citizenship
Christian Sewing	Chief Executive Officer	Chief Executive Officer, Management Board Member and responsible for Corporate Bank and Investment Bank German
Karl von Rohr	President	President, Management Board Member, responsible for Private Bank and Asset Management, responsible for Germany and Europe, Middle East and Africa German
Fabrizio Campelli	Chief Transformation Officer	Chief Transformation Officer, Management Board Member and responsible for Human Resources United Kingdom, Italian
Frank Kuhnke	Chief Operating Officer	Chief Operating Officer, Management Board Member and responsible for Capital Release Unit German
Bernd Leukert	Chief Technology, Data and Innovation Officer	Chief Technology, Data and Innovation Office, Management Board Member and responsible for Technology, Data and Innovation German
Stuart Lewis	Chief Risk Officer	Chief Risk Officer, Management Board Member and responsible for Compliance, Anti-Financial Crime and the Business Selection and Conflicts Office United Kingdom
James von Moltke	Chief Financial Officer	Chief Financial Officer, Management Board Member Australian, German
Alexander von zur Mühlen	Chief Executive Officer Asia Pacific	Chief Executive Officer for the Asia Pacific region and Management Board Member German
Christiana Riley	Chief Executive Officer Americas	Chief Executive Officer for the Americas and Management Board Member American
Stefan Simon	Chief Administrative Officer	Chief Administrative Officer, Management Board Member and responsible for Government and Regulatory Affairs and Legal and Governance. German
Dr. Paul Achleitner	Chairman of the Supervisory Board	Chairman of the Supervisory Board of Deutsche Bank Aktiengesellschaft Austrian
Detlef Polaschek	Deputy Chairman of the Supervisory Board	Deputy Chairman of the Supervisory Board of Deutsche Bank AG and Member of the General Staff Council of Deutsche Bank German
Ludwig Blomeyer-Bartenstein	Spokesperson of the Management	Spokesperson of the Management and Head of the Market Region Bremen of Deutsche Bank AG German
Frank Bsirske	Supervisory Board Member	Former Chairman of the trade union ver.di German
Mayree Clark	Supervisory Board Member	Founder and Managing Partner of Eachwin Capital

		American
Jan Duscheck	Supervisory Board Member	Head of national working group Banking, trade union ver.di German
Gerhard Eschelbeck	Supervisory Board Member	Chief Information Security Officer of Aurora Innovation, Inc. Austrian, American
Sigmar Gabriel	Supervisory Board Member	Former German Federal Government Minister German
Timo Heider	Supervisory Board Member	Chairman of the General Staff Council of BHW Bausparkasse AG/Postbank Finanzberatung AG, Chairman of the General Staff Council of PCC Services GmbH der Deutschen Bank, Chairman of the Staff Council of BHW Bausparkasse AG, PCC Services GmbH der Deutschen Bank, Postbank Finanzberatung AG and BHW Holding GmbH, and Deputy Chairman of the Group Staff Council of Deutsche Bank AG German
Martina Klee	Supervisory Board Member	Deputy Chairperson of the Staff Council PWCC Center Frankfurt of Deutsche Bank German
Henriette Mark	Supervisory Board Member	Member of the Staff Council Southern Bavaria, of the General Staff Council and of the Group Staff Council of Deutsche Bank German
Gabriele Platscher	Supervisory Board Member	Chairperson of the Staff Council Niedersachsen Ost of Deutsche Bank German
Bernd Rose	Supervisory Board Member	Chairman of the General Staff Council of Postbank Filialvertrieb AG, Member of the Group Staff Council of Deutsche Bank, Member of the European Staff Council of Deutsche Bank German
Gerd Alexander Schütz	Supervisory Board Member	Chairman of the Management Board, C-QUADRAT Investment Aktiengesellschaft Austrian
John Alexander Thain	Supervisory Board Member	Former Chairman and Chief Executive Officer, CIT Group Inc. American
Michele Trogni	Supervisory Board Member	Operating Partner of Eldridge Industries LLC United Kingdom
Dr. Dagmar Valcárcel	Supervisory Board Member	Supervisory Board Member, Former Chair of the Management Board, Andbank Asset Management Luxembourg S.A., Luxembourg German, Spanish
Stefan Viertel	Supervisory Board Member	Head of Institutional Cash Sales & Client Management (& ACO) Hungary, Deutsche Bank AG, Member of the General Staff Council, Staff Council Representative of the Corporate Bank and Investment Bank, Deutsche Bank AG German
Dr. Theodor Weimer	Supervisory Board Member	CEO, Deutsche Börse AG German
Prof. Dr. Norbert Winkeljohann	Supervisory Board Member	Self-employed corporate consultant, Norbert Winkeljohann Advisory & Investments German

SCHEDULE II

LITIGATION SCHEDULE

Deutsche Bank AG has been involved in a number of proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in (i) Deutsche Bank AG's annual reports on Form 20-F and periodic reports on Form 6-K filed with the SEC, and (ii) in other regulatory reports, which descriptions are hereby incorporated by reference.

EXHIBIT 99.1

AGREEMENT AS TO A JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that (1) only one statement containing the information required by Schedule 13D and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common shares of Nam Tai Property Inc., a British Virgin Islands company and (2) this Joint Filing Agreement may be included as an exhibit to the Schedule 13D, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person will be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together will constitute one and the same instrument.

Date: December 13, 2021

Deutsche Bank AG

By: /s/ _Daniela Pondeva_

Name: Daniela Pondeva
Title: Vice President

Cosimo Borrelli

/s/ _____

Tai Shaw Hoong

/s/ _____

Kent McParland

/s/ _____

EXHIBIT 99.1

AGREEMENT AS TO A JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that (1) only one statement containing the information required by Schedule 13D and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common shares of Nam Tai Property Inc., a British Virgin Islands company and (2) this Joint Filing Agreement may be included as an exhibit to the Schedule 13D, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person will be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together will constitute one and the same instrument.

Date: December 13, 2021

Deutsche Bank AG

By: /s/ _____
Name:
Title:



Cosimo Borrelli

/s/ _____

Tai Shaw Hoong

/s/ _____

Kent McParland

/s/ _____

CASH AND SECURITIES DEPOSIT AGREEMENT

DEPOSIT AGREEMENT, dated as of December 4, 2019 (the "Agreement") by and among Greater Sail Limited, a BVI business company incorporated and existing under the laws of the British Virgin Islands with company number 1814786 and whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (the "**Company**"), and Deutsche Bank Trust Company Americas, a New York banking corporation, a wholly-owned subsidiary of Deutsche Bank AG, as Depositary (the "**Depositary**").

WHEREAS, the Company intends to provide security over certain of its securities and/or cash in connection with a US$120,000,000 facility agreement dated 20 December 2017, as it may be amended and/or restated from time to time between, among others, Kaisa Group Holdings Limited (the "**Borrower**") and Deustche Bank AG, Hong Kong Branch as agent and security agent (the "**Security Agent**") (the "**Facility Agreement**"). Pursuant thereto, the Company has entered or will enter into a security deed over ordinary shares of Nam Tai Property Inc. held by the Company in favour of the Security Agent (as security trustee for the Secured Parties (as defined in the Facility Agreement) (the "**Security Document**"). The Company wishes to enter into this Agreement and establish a cash and securities deposit account in preparation for its provision of security in respect of the Security Document. The Company will also enter into an account control agreement between the Company, the Depository and the Security Agent (the "**Account Control Agreement**") to regulate and govern the Deposit Account (as defined below).

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each of the parties hereto, the parties hereto, intending to be legally bound, do hereby agree as follows:

Section 1. Appointment of Depositary. The Company hereby appoints Deutsche Bank Trust Company Americas as Depositary in accordance with the terms and conditions set forth herein, and the Depositary hereby accepts such appointment.

Section 2. Deposit into the Cash and Securities Deposit Account. The Company, from time to time following the execution and delivery of this Agreement, shall cause to be deposited with the Depositary cash and/or securities (the "Deposit"), and which Deposit shall be held by the Depositary upon the terms and conditions hereinafter set forth. The foregoing Deposit, plus all interest, dividends and other distributions and payments thereon received by the Depositary, (after the expiry of the Security Period (as defined below)) less any funds distributed or paid in accordance with this Agreement, shall be held by the Depositary in an account referred to herein as the "Deposit Account". The Depositary shall have no duty to solicit the Deposit. Company shall notify the Depositary in writing at or prior to the time when a Deposit is sent to the Depositary pursuant to this Agreement. The Depositary shall have no liability for a Deposit, or interest thereon, sent to it that remains unclaimed and/or is returned if such written notice is not given.

Section 3. Distribution of Deposit. The Depositary shall hold the Deposit in its possession in accordance with the terms of the Account Control Agreement until, after the expiry of the Security Period (as defined below), instructed hereunder to deliver the Deposit or any specified portion thereof in accordance with a written release notice (the "Deposit Release Notice") signed by an Authorized Person of the Company and substantially in the form of Exhibit A attached hereto. If the Deposit is disbursed in accordance with a court order, the Company shall represent to the Depositary that such court order is final and non-appealable.

Section 4. Termination. This Agreement shall terminate upon the distribution of the Deposit from the account established hereunder. The provisions of Sections 6, 8 and 9 shall survive the termination of this Agreement and the earlier resignation or removal of the Depositary.

Section 5. Compensation of Depositary. The Depositary shall be entitled to payment from the Company for customary fees and expenses for all services rendered by it hereunder as separately agreed to in writing between the Company and the Depositary (as such fees may be adjusted from time to time). The Company shall reimburse the Depositary on demand for all loss, liability, damage, disbursements, advances or expenses paid or incurred by it in the administration of its duties hereunder, including, but not limited to, all counsel, advisors' and agents' fees and disbursements and all taxes or other governmental charges. Any acceptance fee and/or annual fee for the first year will be paid to the Depositary Agent by the Company concurrent with the execution and delivery of this Agreement. Annual fees are payable in advance for each year or any part thereof. After the expiry of the period beginning on the date of the Security Document and ending on the date on which the Secured Party (as defined in the Account Control Agreement) notifies the Depository in accordance with the Account Control Agreement that the Security Document has been released and discharged in full (such period, the "Security Period"), the Depositary will have a right of set off and first lien on the funds in the Deposit Account for payment of customary fees and expenses and all such loss, liability, damage or expenses. Such compensation and expenses shall be paid from the Deposit to the extent not otherwise paid within thirty (30) days after an invoice has been rendered. The obligations contained in this Section 6 shall survive the termination of this Agreement and the resignation or removal of the Depositary.

Section 6. Resignation of Depositary. Prior to the expiry of the Security Period, the Depositary may resign and be discharged from its duties hereunder at any time by giving thirty (30) calendar days' prior written notice of such resignation to the Company and the Security Agent, and in accordance with the Account Control Agreement. After the expiry of the Security Period, the Company may remove the Depositary at any time by giving thirty (30) calendar days' prior written notice to the Depositary. Upon such notice, a successor Depositary shall be appointed by the Company, who shall provide written notice of such to the resigning Depositary. Such successor Depositary shall become the Depositary hereunder upon the resignation or removal date specified in such notice. If the Company does not appoint a successor Depositary within thirty (30) days after such notice, the Depositary may, in its sole discretion, deliver the Deposit to the Company at the address

provided herein or may apply to a court of competent jurisdiction for the appointment of a successor Depositary or for other appropriate relief. Upon its resignation and delivery of the Deposit as set forth in this Section 6, the Depositary shall be discharged of and from any and all further obligations arising in connection with the Deposit or this Agreement.

Section 7.   Indemnification of Depositary. The Company shall indemnify, defend and hold harmless the Depositary and its officers, directors, employees, representatives and agents, from and against and reimburse the Depositary for any and all claims, expenses, obligations, liabilities, losses, damages, injuries (to person, property, or natural resources), penalties, stamp or other similar taxes, actions, suits, judgments, reasonable costs and expenses (including reasonable attorney's fees and expenses) of whatever kind or nature regardless of their merit, demanded, asserted or claimed against the Depositary directly or indirectly relating to, or arising from, claims against the Depositary by reason of its participation in the transactions contemplated hereby, including without limitation all reasonable costs required to be associated with claims for damages to persons or property, and reasonable attorneys' and consultants' fees and expenses and court costs except to the extent caused by the Depositary's gross negligence or willful misconduct. The provisions of this Section 7 shall survive the termination of this Agreement or the earlier resignation or removal of the Depositary.

Section 8   The Depositary

(a)   The duties, responsibilities and obligations of Depositary shall be limited to those expressly set forth herein and no duties, responsibilities or obligations shall be inferred or implied against the Depositary. The Depositary shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder.

(b)   If at any time the Depositary is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process which in any way affects the Deposit (including but not limited to orders of attachment or garnishment or other forms of levies or injunctions or stays relating to the transfer of the Deposit), the Depositary is authorized to comply therewith in any manner it or legal counsel of its own choosing deems appropriate; and if the Depositary complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, Depositary shall not be liable to the Company or to any other person or entity even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

(c)   The Depositary shall not be liable for any action taken or omitted or for any loss or injury resulting from its actions or its performance or lack of performance of its duties hereunder in the absence of gross negligence or willful misconduct on its part.

(d)   After the expiry of the Security Period, if any fees, expenses or costs incurred by, or any obligations owed to, the Depositary or its counsel hereunder are not promptly paid when due, the Depositary may reimburse itself therefor from the Deposit and may sell, liquidate, convey or otherwise dispose of any investment in respect of the Deposit for such purpose. After the expiry of the Security Period, the Depositary may in its sole discretion withhold from any distribution of any interest earned in respect of the Deposit an amount it believes would, upon sale or liquidation, produce proceeds equal to any unpaid amounts to which the Depositary is entitled to hereunder.

(e)   After the expiry of the Security Period, as security for the due and punctual performance of any and all of the Company's obligations to the Depositary hereunder, now or hereafter arising, the Company agrees to pledge, assign and grant to the Depositary a continuing security interest in, and a lien on, the Deposit and all Distributions thereon or additions thereto. The security interest of the Depositary shall after the expiry of the Security Period be valid, perfected and enforceable by the Depositary against the Company and all third parties in accordance with the terms of this Agreement.

(f)   The Depositary may consult with legal counsel of its own choosing, at the expense of the Company, as to any matter relating to this Agreement, and the Depositary shall not incur any liability in acting in good faith in accordance with any advice from such counsel.

(g)   The Depositary shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Depositary (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

(h)   The Depositary shall be entitled to conclusively rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity or the service thereof. The Depositary may act in conclusive reliance upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give receipt or advice to make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so.

(i)   In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Depositary hereunder, the Depositary may, in its sole discretion, refrain from taking any action other than to retain possession of the Deposit, unless the Depositary receives written instructions, signed by the Company which eliminates such ambiguity or uncertainty.

(j)   The Depositary does not have any interest in the Deposit deposited hereunder but is serving as escrow holder only and having only possession thereof. Any payments of income from the Deposit shall be subject to withholding regulations then in force with respect to United States taxes. The Company will provide the Depositary with appropriate W-9 forms for tax identification number

(k) The Company hereby represents and warrants (i) that this Agreement has been duly authorized, executed and delivered on its behalf and constitutes its legal, valid and binding obligation and (ii) that the execution, delivery and performance of this Agreement by the Company does not and will not violate any applicable law or regulation.

(l) The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision; and if any provision is held to be unenforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.

(m) No printed or other material in any language, including prospectuses, notices, reports, and promotional material which mentions "Bankers Trust Company", "Deutsche Bank Trust Company Americas" or "Deutsche Bank AG" or any of their respective affiliates by name or the rights, powers, or duties of the Depositary under this Agreement shall be issued by any other parties hereto, or on such party's behalf, without the prior written consent of the Depositary.

(n) For purposes of this Agreement, "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required or permitted by law or executive order to be closed in the City of New York.

(o) For purposes of sending and receiving instructions or directions hereunder, all such instructions or directions shall be, and the Depositary may conclusively rely upon such instructions or directions, delivered, and executed by representatives of the Company designated on Scheduled I attached hereto and made a part hereof (each such representative, an "Authorized Person") which such designation shall include specimen signatures of such representatives, as such Schedule I may be updated from time to time.

(n) In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including, without limitation, those relating to the funding of terrorist activities and money laundering, including Section 326 of the USA PATRIOT Act of the United States ("Applicable Law"), the Depository is required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship with the Depository. Accordingly, each of the parties agree to provide to the Depository, upon their request from time to time such identifying information and documentation as may be available for such party in order to enable the Depository to comply with Applicable Law.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

GREATER SAIL LIMITED

By 许昊

Name: Xu Hao
Title: Director

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as Depositary

By Tony Gomez

Name: Tony Gomez
Title: Assistant Vice President

12/4/19

By

Name: Charanjeet Singh
Title: Vice President

certifications, or W-8 forms for non-resident alien certifications. It is understood that the Depositary shall be responsible for income reporting only with respect to income earned on the Deposit and will not be responsible for any other reporting.

(k) The Depositary shall provide to the Company monthly statements identifying transactions, transfers or holdings of Deposit and each such statement shall be deemed to be correct and final upon receipt thereof by the Company unless the Depositary is notified in writing, by the Company, to the contrary within thirty (30) business days of the date of such statement.

Section 9. Miscellaneous. (a) This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof.

(b) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to the principles of conflict of laws.

(c) Notwithstanding any provision to the contrary in this Agreement, the Depository shall not, during the Security Period, claim or exercise any security interest, set-off, counter-claim or other right in respect of the Deposit or Deposit Account. The Depository shall be entitled to claim or exercise any security interest, set-off, counter-claim or other right in respect of the Deposit and the Deposit Account after the expiry of the Security Period.

(d) In case of inconsistency between this Agreement and the Account Control Agreement, the terms of the Account Control Agreement shall prevail.

(e) Each of the parties hereto hereby irrevocably consents to the jurisdiction of the courts of the State of New York and of any Federal Court located in the Borough of Manhattan in such State in connection with any action, suit or other proceeding arising out of or relating to this Agreement or any action taken or omitted hereunder, and waives any claim of forum non conveniens and any objections as to laying of venue. Each party further waives personal service of any summons, complaint or other process and agrees that service thereof may be made by certified or registered mail directed to such person at such person's address for purposes of notices hereunder.

(f) All notices and other communications under this Agreement shall be in writing in English and shall be deemed given when delivered personally, on the next Business Day after delivery by a recognized overnight courier or first class mail (postage prepaid) or when sent by facsimile, (which facsimile copy shall be followed, in the case of notices or other communications sent to the Depositary, by delivery of the original) when the sender receives a written fax confirmation thereof, at the following addresses (or to such other address as a party may have specified by notice given to the other parties pursuant to this provision):

If to the Company, to:

Greater Sail Limited
30/F, The Center, 99 Queen's Road Central
Central, Hong Kong
Fascimile: (852) 3900 0990
Attention: Chris Yu

If to the Depositary, to:

Deutsche Bank Trust Company Americas
60 Wall Street, 24th Floor
New York, New York 10005
Facsimile: (732) 578-4593
Attention: Manager, Escrow Team SF0911

(g) The headings of the Sections of this Agreement have been inserted for convenience and shall not modify, define, limit or expand the express provisions of this Agreement.

(h) This Agreement and the rights and obligations hereunder of parties hereto may not be assigned except with the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of each party's respective successors and permitted assigns. Except as expressly provided herein, no other person shall acquire or have any rights under or by virtue of this Agreement. This Agreement is intended to be for the sole benefit of the parties hereto, and (subject to the provisions of this Section 9(f)) their respective successors and assigns, and none of the provisions of this Agreement are intended to be, nor shall they be construed to be, for the benefit of any third person.

(i) This Agreement may not be amended, supplemented or otherwise modified without the prior written consent of the parties hereto.

(j) The rights and remedies conferred upon the parties hereto shall be cumulative, and the exercise or waiver of any such right or remedy shall not preclude or inhibit the exercise of any additional rights or remedies. The waiver of any right or remedy hereunder shall not preclude the subsequent exercise of such right or remedy.



ANNEX 24

EXHIBIT A

Kaisa
佳兆业

Kaisa Group Holdings Ltd
30/F, The Center
99 Queen's Road Central
Central, Hong Kong

Form of Deposit Release Notice

[DATE]

Deutsche Bank Trust Company Americas
60 Wall Street, 16th Floor
Mail Stop: NYC60-1630
New York, New York 10005
Facsimile: (732) 578-4593
Attention: Manager, Escrow Team, SF0911

Re: DEPOSIT AGREEMENT, dated as of ______ 201_, (the "Agreement") by and among Greater Sail Limited, a BVI business company incorporated and existing under the laws of the British Virgin Islands with company number 1814786 and whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (the "**Company**"), and Deutsche Bank Trust Company Americas, a New York banking corporation, a wholly-owned subsidiary of Deutsche Bank AG, as Depositary (the "**Depositary**").

Dear Manager, Escrow Team;

You are hereby instructed to deliver [$] [specify securities] to the extent to the extent currently available in the Deposit Account related to the captioned agreement, to the following recipient in accordance with the following transfer instructions:

[Insert recipient name and transfer instructions]

Sincerely,

GREATER SAIL LIMITED
Name: Xu Hao
Title: Director

Authorized Representatives

Name	Title	Specimen Signature
Xu Hao	Director	
Lee Kin Ping Gigi	Director	

Confidential

DATED   3 DECEMBER   2021

DEUTSCHE BANK AG, HONG KONG BRANCH

and

COSIMO BORRELLI, TAI SHAW HOONG and KENT MCPARLAND

DEED OF APPOINTMENT

DLA PIPER HONG KONG
25/F Three Exchange Square
8 Connaught Place, Central Hong Kong

Phone +852-2103-0808
Fax +852-2810-1345
www.dlapiper.com

THIS DEED is made and delivered on ⠀⠀3 December⠀⠀⠀⠀2021

BY:

(1) ⠀⠀**DEUTSCHE BANK AKTIENGESELLSCHAFT**, a joint stock corporation with limited liability incorporated in the Federal Republic of Germany, acting through its branch in Hong Kong with its principal place of business at Level 60, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong ("**Security Agent**")

IN FAVOUR OF:

(2) ⠀⠀**Cosimo Borrelli** and **Tai Shaw Hoong** each of the firm of D&P China (HK) Limited (trading as Kroll) of Level 17, Tower 1, Admiralty Centre, Hong Kong and **Kent McParland** of Borrelli Walsh (BVI) Limited (a Kroll business) of 3rd Floor, Commerce House, P. O. Boc 3399, British Virgin Islands (collectively, "**Receivers**").

INTERPRETATION

All capitalised terms and references used in this Deed which are not otherwise defined shall have the same meaning and construction as those capitalised terms used in the Facility Agreement or the relevant Enforced Security Document (as applicable).

DEFINITIONS

"**Deed**" means this Deed of Appointment.

"**Enforced Security Documents**" means collectively:

(a) ⠀⠀the Property Mortgage;

(b) ⠀⠀the Property Owner Share Security Deed;

(c) ⠀⠀the Nam Tai Share Security Deed; and

(d) ⠀⠀any other Security Document as may be designated by the Security Agent (acting on the instructions of the Majority Lenders) and the Receivers in writing as an additional "Enforced Security Document".

"**Facility Agreement**" means the Original Facility Agreement as amended and restated with effect as of 6 January 2020 pursuant to the Restatement Agreement.

"**Original Facility Agreement**" means the facility agreement dated 20 December 2017 and made between the Borrower (as borrower) and Deutsche Bank AG, Hong Kong Branch (as the Arranger, Existing Lender, Agent, the Security Agent, Account Bank and Calculation Agent), pursuant to which the lenders thereunder made available to the Borrower certain term loan facilities in the aggregate principal amount of US$120,000,000.

"**Nam Tai Share Security Deed**" means the Security Deed dated 27 December 2019 executed by Greater Sail Limited (as chargor) and the Security Agent.

"**Property Mortgage**" means the mortgage dated 20 December 2017 entered into between Million Link Development Limited (as mortgagor) and the Security Agent.

"**Property Owner Share Security Deed**" means the share charge dated 20 December 2017 entered into between Dragon Image Enterprises Limited (as chargor and assignor) and the Security Agent.

"**Restatement Agreement**" means amendment and restatement agreement dated 24 December 2019 and made between, among others, the Borrower and the Security Agent.

RECITALS

(A)   Each Security Grantor under the respective Enforced Security Document, as beneficial owner and as continuing security for the payment and discharge of all Secured Liabilities, has created Security over the relevant Security Assets under that Enforced Security Document.

(B)   Certain Events of Default have occurred and are continuing making the Security under each Enforced Security Document fully enforceable in accordance with its terms.

(C)   In those premises, the Security Agent is entitled, amongst other things, to appoint a Receiver over the Security Assets under and in accordance with each Enforced Security Document.

IT IS AGREED as follows:

1.   The Security Agent hereby appoints the Receivers to be the joint and several Receivers of all the Security Assets under each Enforced Security Document and to exercise all of the powers of a Receiver granted by the terms of this Deed, the relevant Enforced Security Document and by statute or otherwise howsoever.

2.   For the purposes of exercising all such rights, powers and remedies (whether express or implied) the Receivers shall be the agents of the respective Security Grantor under the relevant Enforced Security Document and shall have power to do all acts and to execute, in the name and on behalf of the relevant Security Grantor, all deeds, agreements, receipts and other documents and for such purposes, to use, when necessary, the corporate seal.

3.   All of the Receivers' rights, powers and remedies vest in them, and may be exercised by them jointly and severally.

4.   The Security Agent may remove the Receivers and appoint another person in their place in accordance with the relevant Enforced Security Document.

5.   The Security Grantors under the Enforced Security Documents shall be liable for any loss or damage arising in respect of, or in connection with the appointment of Receivers and otherwise relating to the conduct of the Receivers including all contracts, engagements, acts, defaults, omissions and all other liabilities arising from such conduct or matters.

6.   This appointment is without prejudice to the rights of the Security Agent to take any other enforcement action against the Security Grantors under the Enforced Security Documents or otherwise howsoever (including, where available, any right of appropriation permitted by the relevant Enforced Security Documents).

7.   If any of the provisions of this Deed are held not to be valid by any court of competent jurisdiction but would be valid if part of the wording were deleted or modified, then that provision shall apply with such modifications as may be necessary to make it enforceable.

IN WITNESS whereof this Deed has been executed the day and year first above written.

SIGNED, SEALED AND DELIVERED AS A DEED)
BY   )
as duly authorised attorney   )
for and on behalf of   )
Deutsche Bank AG, Hong Kong branch   )
in the presence of:)



Yu, Howard Hao-Jan
Authorized Signatory



Ann Vuong
Authorised Signatory



To: Deutsche Bank AG, Hong Kong branch

Level 52, International Commence Centre

1 Austin Road West, Kowloon

Hong Kong

Dear Sirs

Acceptance of appointment as joint and several receivers

We, Cosimo Borrelli and Tai Shaw Hoong of D&P China (HK) Limited of 17/F Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, hereby accept an appointment as joint and several receivers pursuant to the Deed of Appointment dated _____ 3 December _____ 2021, a copy of which is attached as Annex 1.



Signed by **Cosimo Borrelli**: _____

Date: _____ 3 December 2021 _____



Signed by **Tai Shaw Hoong**: _____

Date: _____ 3 December 2021 _____

Time of acceptance: _____ 6 pm _____

Date: _____ 3 December 2021 _____

To: Deutsche Bank AG, Hong Kong branch

Level 52, International Commence Centre

1 Austin Road West, Kowloon

Hong Kong

Dear Sirs

Acceptance of appointment as joint and several receiver

I, Kent McParland of Kroll Advisory (BVI) Limited of 3rd Floor, Commerce House, P.O. Box 3339, British Virgin Islands, hereby accept an appointment as a joint and several receiver pursuant to the Deed of Appointment dated 3 December 2021, a copy of which is attached as Annex 1.

Signed by **Kent McParland**: [signature]

Date: 3 December 2021

Time of acceptance: ______________________

Date: 3 December 2021

Account Control Agreement

Deutsche Bank
Delivering timely execution and risk mitigation by knowledgeable client service experts globally

http://www.tss.db.com/escrow





ACCOUNT CONTROL AGREEMENT

THIS ACCOUNT CONTROL AGREEMENT (this "**Agreement**") is dated as of
___27 December___, 2019, among Greater Sail Limited 順帆有限公司 ("**Pledgor**") a BVI business
company incorporated and existing under the laws of the British Virgin Islands with company number
1814786 and whose registered office is at the offices of Vistra (BVI) Limited, Vistra Corporate Services
Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, Deutsche Bank Trust
Company Americas, as Securities Intermediary ("**Securities Intermediary**"), with an address of 60 Wall
Street, Mailstop NYC60-2409, New York, NY 10005, and Deutsche Bank AG, Hong Kong Branch being
DEUTSCHE BANK AKTIENGESELLSCHAFT, a joint stock company with limited liability
incorporated in the Federal Republic of Germany, local court of Frankfurt am Main, HRB no. 30,000,
acting through its Hong Kong Branch (as security trustee for the Secured Parties (as defined in the
Facility Agreement) pursuant to the Facility Agreement) (in such capacity, the "**Secured Party**"), with
an address of Level 52, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

DEFINITIONS

1. **"Account"** shall mean the Securities and Cash Account, established and maintained by Securities
   Intermediary hereunder in the name of Pledgor, identifying the Secured Party as pledgee of
   Pledgor (as the same may be redesignated, renumbered or otherwise modified) to hold Collateral
   (an **"Account"**). For purposes of the UCC, the Account shall be deemed to consist of a "securities
   account" (within the meaning of Section 8-501(a) of the UCC) with respect to securities held
   therein and a "deposit account" (within the meaning of Section 9-102 of the UCC) with respect to
   cash deposited in or credited to the Account.

2. **"Amendment and Restatement Agreement"** means the amendment and restatement agreement
   dated on or about the date of this Agreement and made between (amongst others) Kaisa Group
   Holdings Ltd. as borrower and Deutsche Bank AG, Hong Kong Branch as agent, in relation to the
   amendment and restatement of the Original Facility Agreement.

3. **"Authorized Person"** shall be any person, whether or not an officer or employee of Secured
   Party or Pledgor, duly authorized by Secured Party or Pledgor, respectively, to give Written
   Instructions on behalf of Secured Party or Pledgor, respectively, such persons to be designated in
   a Certificate of Authorized Persons which contains a specimen signature of such person attached
   hereto as Schedule 2.

4. **"Securities and Cash Account"** means the securities and cash account with account number
   SF0911 opened by the Pledgor and maintained with the Securities Intermediary (including any
   renewal, substitution, replacement or re-designation of such account and all sub-accounts),
   together with:

    a. all additions to or renewals or replacements of such account (in whatever currency) and all investments made out of the same; and

    b. all rights, benefits and proceeds in respect of such account (including interest and rights to repayment of any monies standing to the credit of such account).

5. **"Collateral"** for purposes of this Agreement shall mean cash and such securities and investment property as described in Schedule 1, attached hereto, and the proceeds thereof, and any other cash, securities or investment property and the proceeds thereof, deposited in the Account from time to time.

6. "**Document**" means the security deed in respect of ordinary shares of Nam Tai Property Inc. owned from time to time by the Pledgor dated ___27 December 2019___ granted by the Pledgor in favor of the Secured Party pursuant to the Facility Agreement.

7. **"Facility Agreement"** means the Original Facility Agreement as amended and restated pursuant to the Amendment and Restatement Agreement, and as may be further amended, novated, supplemented, substituted, replaced and/or restated from time to time and notwithstanding any increase in the principal amount of the facility made available to Kaisa Group Holdings Ltd. and/or any change in the obligations of the Security Grantors (as defined thereunder) under the Finance Documents (as defined thereunder);

8. "**Initial shares"** means 9,191,050 Shares held by the Pledgor, being 24.07 per cent. of the issued shares of Nam Tai as at the date of this Agreement;

9. "**Hague Convention**" means The Convention on Laws Applicable to Certain Rights in Respect of Securities held with an intermediary, ratified Sept. 28, 2016, S. Treaty Doc. No.112-6 (2012).

10. **"Notice of Exclusive Control"** shall mean a written notice signed by an Authorized Person of Secured Party confirming to Securities Intermediary that Secured Party is, as at the time of receipt of such written notice by the Securities Intermediary, exercising its rights pursuant to the Document to exercise sole and exclusive control over the Account.

11. **"Obligations"** shall have the meaning ascribed to the term "Secured Liabilities" under the Document.

12. **"Original Facility Agreement"** means the facility agreement dated 20 December 2017 and made between (amongst others) Kaisa Group Holdings Ltd. as borrower and Deutsche Bank AG, Hong Kong Branch as agent, pursuant to which the lenders thereunder have made available to Kaisa Group Holdings Ltd. certain term loan facilities in the aggregate principal amount of US$120,000,000.

13. **"Security Period"** means the period beginning on the date of the Document and ending on the date on which the Secured Party notifies the Securities Intermediary that the Document has been released and discharged in full.

14. **"UCC"** shall mean the Uniform Commercial Code as in effect from time to time in the State of New York.

15. **"Written Instructions"** shall mean instructions in writing by an Authorized Person received by Securities Intermediary via letter, facsimile transmission, or other method or system specified by Securities Intermediary as available for use in connection with this Agreement.

The terms **"entitlement holder", "entitlement order", "financial asset", "investment property", "proceeds", "security", "security entitlement"** and **"securities intermediary"** shall have the meanings set forth in Articles 8 and 9 of the UCC.

The Pledgor, Securities Intermediary and Secured Party are entering into this Agreement to provide for the control of the Account and to grant and perfect the security interest of Secured Party in the Account.

Therefore, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows to be effective on and upon the Effective Date (as defined in the Amendment and Restatement Agreement):

1. **Appointment of Securities Intermediary**. The Pledgor and Secured Party hereby appoint Deutsche Bank Trust Company Americas as Securities Intermediary in accordance with the terms and conditions set forth herein, and the Securities Intermediary hereby accepts such appointment.

2. **Security Interest**. To secure the prompt and complete payment, performance and observance of all of the Obligations, the Pledgor hereby grants to the Secured Party, for its benefit, a security interest in all of its right, title and interest in, to and under the Account and the Collateral, together with all "investment property" (as defined in Article 9 of the Uniform Commercial Code of the State of New York (the "UCC")) and cash held therein and all proceeds of any of the foregoing.

3. **The Account**

   a. Securities Intermediary hereby represents and warrants to Secured Party and Pledgor that (i) the Account has been established in the name of Pledgor, identifying Secured Party as pledgee of the Account and (ii) to the best of Securities Intermediary's knowledge, except for the claims and interest of Secured Party and Pledgor in the Account (subject to any claim in favor of Securities Intermediary permitted under

Section 6), Securities Intermediary does not know of any claim to or interest in the Account. All parties agree that the Account is a "securities account" within the meaning of Article 8 of the UCC and that all property, including cash, held by Securities Intermediary in the Account shall be treated as "financial assets" within the meaning of Article 8 of the UCC. The Securities Intermediary confirms and agrees that (x) it is a "securities intermediary" within the meaning of Article 8 of the UCC and (y) for purposes of Article 8 of the UCC, the State of New York is the Securities Intermediary's jurisdiction. The Securities Intermediary makes no representation or warranty, and shall have no responsibility or liability, with respect to the effectiveness of this Agreement in granting or perfecting such security interest.

b. Securities Intermediary shall maintain appropriate records identifying the Collateral in the Account as pledged by Pledgor to Secured Party.

c. All securities or other property underlying any financial assets credited to the Account shall be registered in the name of the Securities Intermediary, indorsed to the Securities Intermediary or credited to another securities account maintained in the name of the Securities Intermediary and in no case shall any financial asset credited to the Account be registered in the name of the Pledgor, payable to the order of the Pledgor or specially indorsed to the Pledgor .

4. **Deposit into the Account.** Pledgor, simultaneously with the execution and delivery of this Agreement, has caused to be deposited with the Securities Intermediary the Collateral (which, at the date of this Agreement comprises the Initial Shares) and which Collateral shall be held by the Securities Intermediary upon the terms and conditions hereinafter set forth. Thereafter, the Pledgor shall notify the Securities Intermediary in writing at or prior to the time when further Collateral is sent to the Securities Intermediary pursuant to this Agreement or the Document. The Securities Intermediary shall have no liability for Collateral, or interest thereon, sent to it that remain unclaimed and/or is returned if such written notification is not given. Any cash maintained in the Account will be non-interest bearing. The Securities Intermediary shall have no duty to solicit the Collateral.

5. **Distribution of Collateral.** The Securities Intermediary shall hold the Collateral in its possession until instructed hereunder to deliver the Collateral or any specified portion thereof in accordance with a Written Instruction signed by an Authorized Person of the Secured Party or (after the expiry of the Security Period) a Written Instruction signed by an Authorized Person of the Pledgor.

6. **Priority of Lien.** Securities Intermediary hereby acknowledges the security interest granted to Secured Party by Pledgor. Securities Intermediary hereby waives and releases all liens, encumbrances, claims and rights of setoff it may have against the Account or any financial asset carried in the Account or any credit balance in the Account and agrees that it shall not assert any such lien, encumbrance, claim or right against the Account or any financial asset carried in the Account or any credit balance in the Account, save that after the expiry of the Security Period, subject to Section 14(d) of this Agreement, it may do so for payment of its

customary fees and charges relating to the Account including overdraft fees and reimbursement of amounts advanced to settle authorized transactions for the Account. Securities Intermediary shall not agree with any third party that Securities Intermediary shall comply with entitlement orders concerning the Account originated by such third party without the prior written consent of Secured Party or (after the expiry of the Security Period) the Pledgor. For the avoidance of doubt, Securities Intermediary's security interest in and lien on the account and the Collateral set forth in this Section 6 shall not secure any amounts owed by Pledgor to Securities Intermediary pursuant to any other agreement between Pledgor and Securities Intermediary.

7. **Control.** Secured Party and Pledgor hereby intend that this Agreement establish "control" of the Account by Secured Party for purposes of perfecting Secured Party's security interest in the Account pursuant to Articles 8 and 9 of the UCC and Securities Intermediary hereby acknowledges that it has been advised of Pledgor's grant to Secured Party of a security interest in the Account. Securities Intermediary shall comply at all times with entitlement orders and instructions with respect to disposition of funds in the Account originated by Secured Party concerning the Account without further consent by Pledgor. Secured Party may, subject to terms of this Agreement, exercise sole and exclusive control of the Account and the Collateral held therein at any time by delivering to Securities Intermediary, with a copy to Pledgor, a Notice of Exclusive Control. The foregoing covenant is for the benefit of Pledgor only and will not be deemed to constitute a limitation on Secured Party's right, as between Securities Intermediary and Secured Party to originate entitlement orders with respect to the Account and the Collateral or in Securities Intermediary's obligation to comply with those entitlement orders.

Following receipt of a Notice of Exclusive Control from Secured Party, Securities Intermediary shall, without inquiry and in reliance upon such Notice of Exclusive Control, thereafter comply with Written Instructions (including entitlement orders) solely from Secured Party with respect to the Account. Secured Party covenants for the benefit of Pledgor, that it will not deliver a Notice of Exclusive Control to Securities Intermediary until the occurrence of an Event of Default (as defined in the Facility Agreement) and for so long as such Event of Default is continuing. Securities Intermediary shall have no duty to determine whether Secured Party has complied with the immediately preceding sentence nor shall such covenant by Secured Party constitute a limitation on Securities Intermediary's right to act upon a Notice of Exclusive Control without inquiry.

Securities Intermediary shall transfer Collateral from the Account only in accordance with the provisions of this Section 7.

8. **Registration of Security Interest.** The Pledgor shall, immediately after execution of this Agreement:

   a. create and maintain a register of charges (the "Register of Charges") of the Pledgor in accordance with section 162 of the BVI Business Companies Act, 2004 (as amended) of the British Virgin Islands (the "BVI BC Act") to the extent this has not already been done;

b. enter particulars as required by the BVI BC Act of the security interests created pursuant to this Agreement in the Register of Charges and immediately after entry of such particulars has been made, provide the Secured Party with a certified true copy of the updated Register of Charges; and

c. effect registration, or assist the Secured Party in effecting registration, of this Agreement with the Registrar of Corporate Affairs of the British Virgin Islands (the "Registrar of Corporate Affairs") pursuant to section 163 of the BVI BC Act by making the required filing, or assisting the Secured Party in making the required filing, in the approved form with the Registrar of Corporate Affairs and (if applicable) provide confirmation in writing to the Secured Party that such filing has been made.

The Pledgor shall, immediately on receipt, deliver or procure to be delivered to the Secured Party the certificate of registration of charge issued by the Registrar of Corporate Affairs evidencing that the requirements of Part VIII of the BVI BC Act as to registration have been complied with and the filed stamped copy of the application containing the relevant particulars of charge.

9. **Statements and Notices of Adverse Claims**. Securities Intermediary shall send copies of all monthly statements concerning the Account to each of Pledgor and Secured Party at the address set forth in the heading of this Agreement within five business days of the end of each month. Upon receipt of written notice of any lien, encumbrance or adverse claim against the Account or in any financial asset carried therein, Securities Intermediary shall make reasonable efforts to notify Secured Party and Pledgor thereof.

10. **Limited Responsibility of Securities Intermediary**. Securities Intermediary shall have no responsibility or liability to Pledgor for complying with a Notice of Exclusive Control or complying with entitlement orders concerning the Account originated by Secured Party given in accordance with this Agreement. Securities Intermediary shall have no responsibility or liability to Secured Party with respect to the value of the Account or any asset held therein given in accordance with this Agreement. Securities Intermediary shall have no duty to investigate or make any determination as to whether a default exists under any agreement between Pledgor and Secured Party and shall comply with a Notice of Exclusive Control even if it believes that no such default exists.

11. **Indemnification of Securities Intermediary**. Pledgor hereby agrees to indemnify, defend and hold harmless Securities Intermediary, its directors, officers, agents and employees against any and all claims, causes of action, liabilities, lawsuits, demands and damages, including without limitation, any and all court costs and reasonable attorney's fees, in any way related to or arising out of or in connection with this Agreement or any action taken or not taken pursuant hereto, except to the extent as a result of Secured Party's or Securities Intermediary's gross negligence or willful misconduct. This indemnity shall be a continuing

obligation of Pledgor and its successors and assigns, notwithstanding the earlier of resignation of the Securities Intermediary or termination of this Agreement.

Secured Party hereby agrees to indemnify and hold Securities Intermediary harmless from and against any and all any costs, expenses, damages, liabilities or claims, including attorneys' fees, sustained or incurred by or asserted against Securities Intermediary by reason of or as a result of any Written Instructions (including entitlement orders) originated by Secured Party with respect to the Account and the Collateral, including any actions taken in response to a Notice of Exclusive Control; provided that Secured Party shall not indemnify Securities Intermediary for those losses arising out of Securities Intermediary's gross negligence or willful misconduct. This indemnity shall be a continuing obligation of Secured Party and its successors and assigns, notwithstanding the earlier of resignation of the Securities Intermediary or termination of this Agreement.

12. **<u>Compensation of Securities Intermediary.</u>** The Securities Intermediary shall be entitled to payment from Pledgor for customary fees and expenses for all services rendered by it hereunder as separately agreed to in writing between the Pledgor and the Securities Intermediary (as such fees may be adjusted from time to time). It is understood by all parties that the annual fee may be deducted from the Collateral when it becomes due, after the expiry of the Security Period. Annual fees are due annually in advance for each year or any part thereof. The Pledgor shall reimburse the Securities Intermediary on demand for all loss, liability, damage, disbursements, advances or expenses paid or incurred by it in the administration of its duties hereunder, including, but not limited to, all counsel, advisors' and agents' fees and disbursements and all taxes or other governmental charges, except to the extent arising out of the Securities Intermediary's gross negligence or willful misconduct. After the expiry of the Security Period, the Securities Intermediary will have a right of set off on the funds in the Collateral for payment of customary fees and expenses and all such loss, liability, damage or expenses. Such compensation and expenses shall be paid from the Collateral to the extent not otherwise paid within thirty (30) days after an invoice has been rendered. The obligations contained in this Section 12 shall survive the termination of this Agreement and the resignation or removal of the Securities Intermediary.

13. **<u>Resignation of Securities Intermediary.</u>** The Securities Intermediary may resign and be discharged from its duties hereunder at any time by giving thirty (30) calendar days' prior written notice of such resignation to the Pledgor and Secured Party. The Pledgor and Secured Party may remove the Securities Intermediary at any time by giving thirty (30) calendar days' prior written notice to the Securities Intermediary. Upon such notice, a successor Securities Intermediary shall be appointed by the Secured Party, after consultation with the Pledgor, who shall provide written notice of such to the resigning Securities Intermediary. Such successor Securities Intermediary shall become the Securities Intermediary hereunder upon the resignation or removal date specified in such notice. If the Secured Party does not appoint a successor Securities Intermediary within thirty (30) days after such notice, the Securities Intermediary may apply to a court of competent jurisdiction for the appointment of a successor Securities Intermediary or for other appropriate relief. The costs and expenses (including its attorneys' fees and expenses) incurred by the Securities Intermediary in

connection with the resignation and/or replacement of the Securities Intermediary shall be paid by the Pledgor. Upon receipt of the identity of the successor Securities Intermediary, the Securities Intermediary shall either deliver the Collateral then held hereunder to the successor Securities Intermediary. Upon its resignation and delivery of the Collateral as set forth in this Section 13, the Securities Intermediary shall be discharged of and from any and all further obligations arising in connection with the Collateral or this Agreement.

14. **The Securities Intermediary.**

   a. The duties, responsibilities and obligations of Securities Intermediary shall be limited to those expressly set forth herein and no duties, responsibilities or obligations shall be inferred or implied against the Securities Intermediary. The Securities Intermediary shall not be subject to, nor required to comply with, any other agreement to which the Pledgor or Secured Party is a party, even though reference thereto may be made herein, or to comply with any direction or instruction (other than those contained herein or delivered in accordance with this Agreement) from the Pledgor or Secured Party or an entity acting on its behalf. The Securities Intermediary shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder.

   b. If at any time the Securities Intermediary is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process which in any way affects the Collateral (including but not limited to orders of attachment or garnishment or other forms of levies or injunctions or stays relating to the transfer of the Collateral), the Securities Intermediary is authorized to comply therewith in any manner it or legal counsel of its own choosing deems appropriate; and if the Securities Intermediary complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, Securities Intermediary shall not be liable to any of the parties hereto or to any other person or entity even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

   c. The Securities Intermediary shall not be liable for any action taken or omitted or for any loss or injury resulting from its actions or its performance or lack of performance of its duties hereunder in the absence of gross negligence or willful misconduct on its part. In no event shall the Securities Intermediary be liable (i) for acting in accordance with or conclusively relying upon any instruction, notice, demand, certificate or document from the Pledgor and Secured Party or any entity acting on behalf of the Pledgor or Secured Party delivered in accordance with the terms of this Agreement, (ii) for any indirect, consequential, punitive or special damages, regardless of the form of action and whether or not any such damages were foreseeable or contemplated, (iii) for the acts or omissions of its nominees, correspondents, designees, agents, subagents or subcustodians selected by it with reasonable care, (iv) for the investment or reinvestment of any cash held by it hereunder, in each case in good faith, in accordance with the terms hereof, including without limitation any liability for any delays (not resulting from its gross negligence or willful misconduct) in the investment or reinvestment of the Collateral, or any loss of interest or income incident to any such delays, or (v) for an amount in excess of the value of the Collateral, valued as of the date of deposit, but only to the extent of direct money damages.

d. After the expiry of the Security Period, if any fees, expenses or costs incurred by, or any obligations owed to, the Securities Intermediary or its counsel by the Pledgor hereunder are not paid within 30 days after being due (such 30-day period, the **"Grace Period"**), the Securities Intermediary may reimburse itself therefor from the Collateral and may sell, liquidate, convey or otherwise dispose of any investment in respect of the Collateral for such purpose provided that the Pledgor does not (1) notify the Securities Intermediary within the Grace Period ("**Dispute Notice**") of any dispute of the amount of such sums payable and (2) initiate a proceeding in relation to such dispute under Section 26 below ("**Dispute Proceeding**") within 60 days of issuance of the Dispute Notice. If the Dispute Proceeding has been initiated by the Pledgor after the expiry of the Security Period, the Pledgor may request for the withdrawal of the securities and investment property in the Account to be replaced with cash deposited in the Account to cover the amounts of such sums disputed and the Securities Intermediary shall transfer the securities and investment property in the Account as requested by the Pledgor promptly after such amount is deposited by the Pledgor into the Account. After the expiry of the Security Period, the Securities Intermediary may in its sole discretion withhold from any distribution of any interest earned in respect of the Collateral an amount it believes would, upon sale or liquidation, produce proceeds equal to any unpaid amounts to which the Securities Intermediary is entitled to hereunder.

e. After the expiry of the Security Period, as security for the due and punctual performance of any and all of the Pledgor's obligations to the Securities Intermediary hereunder, now or hereafter arising, the Pledgor agrees to pledge, assign and grant to the Securities Intermediary a continuing security interest in, and a lien on, the Collateral and all distributions thereon or additions thereto. The security interest of the Securities Intermediary shall after the expiry of the Security Period be valid, perfected and enforceable by the Securities Intermediary against the Pledgor and all third parties in accordance with the terms of this Agreement.

f. The Securities Intermediary may consult with legal counsel of its own choosing, at the expense of the Pledgor and Secured Party, as to any matter relating to this Agreement, and the Securities Intermediary shall not incur any liability in acting in good faith in accordance with any advice from such counsel.

g. The Securities Intermediary shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Securities Intermediary (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

h. The Securities Intermediary shall be entitled to conclusively rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder believed by it in good faith to be genuine without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity or the service thereof. The Securities Intermediary may act in conclusive reliance upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give receipt or advice to make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so.

i. The Securities Intermediary shall not be responsible in any respect for the form, execution, validity, value or genuineness of documents or securities deposited hereunder, or for any description therein, or for the identity, authority or rights of persons executing or delivering or purporting to execute or deliver any such document, security or endorsement. The Securities Intermediary shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.

j. The Securities Intermediary shall not be under any duty to give the Collateral held by it hereunder any greater degree of care than it gives its own similar property and shall not be required to invest any funds held hereunder except as directed in this Agreement. Uninvested funds held hereunder shall not earn or accrue interest.

k. When the Securities Intermediary acts on any information, instructions, communications, (including, but not limited to, communications with respect to the delivery of securities or the wire transfer of funds) sent by facsimile, email or other form of electronic or data transmission, the Securities Intermediary, absent gross negligence or willful misconduct, shall not be responsible or liable in the event such communication is not an authorized or authentic communication of the Pledgor or Secured Party or is not in the form the Pledgor and Secured Party sent or intended to send (whether due to fraud, distortion or otherwise). The Pledgor and Secured Party shall indemnify the Securities Intermediary against any loss, liability, claim or expense (including legal fees and expenses) it may incur with its acting in accordance with any such communication.

l. In the event of any dispute between or conflicting claims among the Pledgor and Secured Party and any other person or entity with respect to any Collateral, the Securities Intermediary shall be entitled, in its sole discretion, to refuse to comply with any and all claims, demands or instructions with respect to such Collateral so long as such dispute or conflict shall continue, and the Securities Intermediary shall not be or become liable in any way to the Pledgor and Secured Party for failure or refusal to comply with such conflicting claims, demands or instructions. The Securities

Intermediary shall be entitled to refuse to act until, in its sole discretion, either (i) such conflicting or adverse claims or demands shall have been determined by a final order, judgment or decree of a court of competent jurisdiction, which order, judgment or decree is not subject to appeal, or settled by agreement between the conflicting parties as evidenced in a writing satisfactory to the Securities Intermediary or (ii) the Securities Intermediary shall have received security or an indemnity satisfactory to it sufficient to hold it harmless from and against any and all losses which it may incur by reason of so acting. Any court order, judgment or decree shall be accompanied by a legal opinion by counsel for the presenting party, satisfactory to the Securities Intermediary, to the effect that said order, judgment or decree represents a final adjudication of the rights of the parties by a court of competent jurisdiction, and that the time for appeal from such order, judgment or decree has expired without an appeal having been filed with such court. The Securities Intermediary shall act on such court order and legal opinions without further question. The Securities Intermediary may, in addition, elect, in its sole discretion, to commence an interpleader action or seek other judicial relief or orders as it may deem, in its sole discretion, necessary. The costs and expenses (including reasonable attorneys' fees and expenses) incurred in connection with such proceeding shall be paid by, and shall be deemed sole obligations of, the Pledgor. Notwithstanding anything to the contrary in this Agreement, in the event of any dispute between or conflicting claims between the Pledgor and Secured Party with respect to any Collateral during the Security Period, the Securities Intermediary shall act on the Written Instruction signed by an Authorized Person of the Secured Party.

m. The Securities Intermediary shall have no responsibility for the contents of any writing of the arbitrators or any third party contemplated herein as a means to resolve disputes and may conclusively rely without any liability upon the contents thereof.

n. The Securities Intermediary does not have any interest in the Collateral deposited hereunder but is serving as securities intermediary only and having only possession thereof. The Pledgor shall pay or reimburse the Securities Intermediary upon request for any transfer taxes or other taxes relating to the Collateral incurred in connection herewith and shall indemnify and hold harmless the Securities Intermediary from any amounts that it is obligated to pay in the way of such taxes. Any payments of income from the Account shall be subject to withholding regulations then in force with respect to United States taxes. The Pledgor and Secured Party will provide the Securities Intermediary with appropriate W-9 forms for tax identification number certifications, or W-8 forms for non-resident alien certifications. It is understood that the Securities Intermediary shall only be responsible for income reporting with respect to income earned on the Collateral and will not be responsible for any other reporting. This paragraph shall survive notwithstanding any termination of this Agreement or the resignation or removal of the Securities Intermediary.

o. For purposes of sending and receiving instructions or directions hereunder, all such instructions or directions shall be, and the Securities Intermediary may conclusively rely upon such instructions or directions, delivered, and executed by representatives of the Pledgor or Secured designated on Schedule 2 attached hereto and made a part hereof (each such representative, an Authorized Person) which such designation shall include specimen signatures of such representatives, as such Schedule 2 may be updated from time to time.

p. Notwithstanding any provision to the contrary in this Agreement, the Securities Intermediary shall not, during the Security Period, claim or exercise any security interest, set-off, counter-claim or other right in respect of the Collateral or the Account. The Securities Intermediary shall be entitled to claim or exercise any security interest, set-off, counter-claim or other right in respect of the Collateral and the Account after the expiry of the Security Period.

15. **Termination**. The rights and powers granted herein to Secured Party have been granted in order to perfect its security interest in the Account, are powers coupled with an interest and shall not be affected by the lapse of time. The obligations of Securities Intermediary under Sections 10, 11 and 13 above shall continue in effect until the earlier of (i) the date on which Pledgor makes suitable arrangements with the consent of Secured Party following the resignation of Securities Intermediary and (ii) Secured Party has notified Securities Intermediary in writing that this Agreement is to be terminated.

16. **Representations.** The Pledgor and the Secured Party each represent and warrant to the Securities Intermediary that (i) it has the power to execute this Agreement, to deliver this Agreement and to perform its obligations under this Agreement and has taken all necessary action to authorize such execution, delivery and performance and (ii) its obligations under this Agreement constitute its legal, valid and binding obligations, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

17. **Ambiguity.** In the event of any ambiguity or uncertainty hereunder or in any Written Instructions, Securities Intermediary may, in its sole discretion, refrain from taking any action other than to retain possession of the Collateral, unless Securities Intermediary receives new or revised Written Instructions which eliminate such ambiguity or uncertainty; provided that nothing in the foregoing sentence shall affect the rights or obligations of Secured Party and Securities Intermediary under Section 7 of this Agreement.

18. **Entire Agreement**. This Agreement, any schedules or exhibits hereto and the instructions and notices required or permitted to be executed and delivered hereunder set forth the entire agreement of the parties with respect to the subject matter hereof.

19. **Amendments**. No amendment, modification or termination of this Agreement, nor any assignment of any rights hereunder, shall be binding on any party hereto unless it is in writing and is signed by each of the parties hereto, and any attempt to so amend, modify, terminate or assign except pursuant to such a writing shall be null and void. No waiver of any rights

hereunder shall be binding on any party hereto unless such waiver is in writing and signed by the party against whom enforcement is sought.

20. **Severability**.   If any term or provision set forth in this Agreement shall be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall be construed in all respects as if such invalid or unenforceable term or provision were omitted.

21. **Successors**. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

22. **Notices.** Any notice, request or other communication required or permitted to be given under this Agreement shall be in writing and signed by an authorized person and shall be deemed to have been properly given (i) when delivered in person, or (ii) when sent by telecopy or other electronic means as approved in advance by the Securities Intermediary and electronic confirmation of error free receipt is received or (iii) upon receipt of notice sent by certified or registered mail, return receipt requested, postage prepaid, addressed to the party at the address set forth next to such parties' name at the heading of this Agreement. Any party may change its address for notices in the manner set forth above.

23. **Conflict**. In case of inconsistency between this Agreement and the cash and securities deposit agreement dated 4 December 2019 and entered into between the Pledgor and the Securities Intermediary in relation to the Account and the Collateral, the terms in this Agreement will prevail.

24. **Effective Date**. Notwithstanding anything to the contrary in this Agreement, this Agreement shall be effective only on and upon the Effective Date (as defined in the Amendment and Restatement Agreement).

25. **Counterparts**. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Agreement by signing and delivering one or more counterparts. Delivery of an executed counterpart of this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

26. **Governing Law; Jurisdiction; Waiver of Immunity; Jury Trial Waiver.** This Agreement and the Account shall be governed by and construed in accordance with the substantive laws of the State of New York, without regard to conflicts of laws principles thereof. The law of the State of New York is applicable to all cases appealed to issues specified in Article 2(1) of the Hague Convention. This Section 26 amends and supersedes any contrary provision contained in all documents and agreements relating to the establishment or opening of the Account. The State of New York shall be deemed to be the location of Securities Intermediary. Secured Party, Pledgor and Securities Intermediary hereby consent to the jurisdiction of a state or federal court situated in New York City, New York in connection with any dispute arising hereunder. To the extent that in any jurisdiction Secured Party or Pledgor may now or hereafter be entitled to claim, for itself or its assets, immunity from suit,

execution, attachment (before or after judgment) or other legal process, Secured Party and Pledgor each irrevocably agrees not to claim, and hereby waives, such immunity. Secured Party, Pledgor and Securities Intermediary each hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this Agreement.

27. **Representations.** Each party hereby represents and warrants that the individual executing this Agreement on its behalf has the requisite power and authority to do so and to bind such party to the terms of this Agreement.

28. **USA PATRIOT Act Section 326 Customer Identification Program**. In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including, without limitation, those relating to the funding of terrorist activities and money laundering, including Section 326 of the USA PATRIOT Act of the United States ("Applicable Law"), the Securities Intermediary is required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship with the Securities Intermediary. Accordingly, each of the parties agree to provide to the Securities Intermediary, upon their request from time to time such identifying information and documentation as may be available for such party in order to enable the Securities Intermediary to comply with Applicable Law.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Greater Sail Limited 順帆有限公司, as Pledgor



By: _____

Name: **Lee Kin Ping**
Title:
        Director

Deutsche Bank AG, Hong Kong Branch, as Secured Party

By: _____
Name:
Title:

By: _____
Name:
Title:

Deutsche Bank Trust Company Americas,
as Securities Intermediary

By: _____
Name:
Title:

By: _____
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Greater Sail Limited 順帆有限公司, as Pledgor

By: _____
Name:
Title:

Deutsche Bank AG, Hong Kong Branch, as Secured Party

By: _____
Name:
Title: Howard Hao-Jan Yu
        Authorised Signatory

By: _____
Name: Wong, Wing Ho Anthony
Title: Authorised Signatory

Deutsche Bank Trust Company Americas,
as Securities Intermediary

By: _____
Name:
Title:

By: _____
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Greater Sail Limited 順帆有限公司, as Pledgor

By: _____
Name:
Title:

Deutsche Bank AG, Hong Kong Branch, as Secured Party

By: _____
Name:
Title:

By: _____
Name:
Title:

Deutsche Bank Trust Company Americas, as Securities Intermediary

By: _____
Name: Jacqueline Bartnick
Title: Director



By: _____
Name: ROBERT S. PESCHLER
Title: VICE PRESIDENT

EXHIBIT A

NOTICE OF EXCLUSIVE CONTROL

_____, 2019

Deutsche Bank Trust Company Americas
60 Wall Street, 24th Floor
Mail Stop: NYC60-2409
New York, NY 10005
Facsimile: (732) 578-4593

Attention: Escrow Team, Greater Sail Limited, SF0911

Reference is made to that certain agreement, dated [   ], (the "Account Control Agreement") by and among Greater Sail Limited 順帆有限公司 ("Pledgor"), Deutsche Bank Trust Company Americas, as Securities Intermediary ("Securities Intermediary"), and Deutsche Bank AG, Hong Kong Branch, in its capacity as security agent under the Document (as defined in the Account Control Agreement) (in such capacity, "Secured Party").

Pursuant to the terms of the Account Control Agreement we hereby give you notice to cease honoring the Pledgor's instructions with respect to the Account, and to immediately comply with the terms and conditions set forth in the Account Control Agreement relevant to the transfer of control of the Account to the Secured Party, including but not limited to redirection of such funds.

Please acknowledge receipt of this notice by signing below and returning an original to:

[Add full address and contact detail]

Very truly yours,

Deutsche Bank AG, Hong Kong Branch, as Secured Party

By: By:

Name: Name:

Title: Title:

RECEIPT ACKNOWLEDGED ON _____:

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Security Intermediary

By: _____

Name:_____

Title:_____

Schedule 1

Collateral: 9,191,050 ordinary shares of Nam Tai Property Inc., a BVI business company incorporated and existing under the laws of British Virgin Islands and the shares of which are listed on the NYSE (Stock Code: NTP), with company number 3805 and whose registered office is at McNamara Chambers, 2nd Floor, 116 Main Street, P.O. Box 3342, Road Town, Tortola, British Virgin Islands.

Schedule 2

Pledgor Authorized Person

Name	Title	Specimen Signature
Lee Kin Ping	Director	
Xu Hao	Director	

Secured Party Authorized Person

Name	Title	Specimen Signature

Confidential

Schedule 2

<u>Pledgor Authorized Person</u>

Name   Title   Specimen Signature

<u>Secured Party Authorized Person</u>

Name   Specimen Signature

CHOW, Lai Chong Melissa   Please refer to PoA dated 18 April

HARDING, Stuart George   2019 for specimen signatures.

LEUNG, Fong Lo (Carol)

NIP, Siu May Christina

VUONG, Kim Ann

YU, Hao Jan (Howard)

LEE, Lap Wai (William)

WANG, Yaohui (Brenda)

WONG, Wing Ho (Anthony)



DATED   27 December   **2019**

(1) GREATER SAIL LIMITED
as Chargor

- and -

(2) DEUTSCHE BANK AG, HONG KONG BRANCH
as Security Agent

SECURITY DEED
in respect of part of the
issued share capital of
Nam Tai Property Inc.
in relation to a USD120,000,000
Facility Agreement

CONTENTS

THIS DEED is made on 27 December 2019

BETWEEN:

(1) **GREATER SAIL LIMITED 順帆有限公司**, a BVI business company incorporated and existing under the laws of the British Virgin Islands with company number 1814786 and whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (the **"Chargor"**); and

(2) **DEUTSCHE BANK AG, HONG KONG BRANCH** being **DEUTSCHE BANK AKTIENGESELLSCHAFT**, a joint stock company with limited liability incorporated in the Federal Republic of Germany, local court of Frankfurt am Main, HRB no. 30,000, acting through its Hong Kong Branch (as security trustee for the Secured Parties pursuant to the Facility Agreement (each capitalised term as defined below)) (in such capacity, the **"Security Agent"**).

IT IS HEREBY AGREED as follows**:**

1. **DEFINITIONS AND INTERPRETATION**

1.1 **Definitions**

In this Deed:

(a) terms defined in, or construed for the purposes of, the Facility Agreement (as defined below) have the same meanings when used in this Deed (unless the same are otherwise defined in this Deed); and

(b) the following terms have the following meanings:

"Act" means the Law of Property Act 1925;

"Amendment and Restatement Agreement" means the amendment and restatement agreement dated on or about the date of this Deed and made between (amongst others) the Borrower and the Agent, in relation to the amendment and restatement of the Original Facility Agreement.

"BCA" means the BVI Business Companies Act, 2004 (as amended) of the British Virgin Islands;

"Borrower" means Kaisa Group Holdings Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands with registered number 192502 and the shares of which are listed on the HKSE (Stock Code: 1638.HK) and whose registered office is at P.O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, KY1-1111, Cayman Islands;

"Cash Collateral" means all of the rights of the Chargor in respect of any amount standing to the credit of the Securities Account and the debt represented by it;

"Charged Investments" means the Charged Securities and all present and future Related Rights accruing to all or any of the Charged Securities;

"Charged Securities" means:

(a)   the Initial Charged Securities; and

(b)   all other shares in Nam Tai and all other stocks, shares, securities, bonds, investments and documents relating to Nam Tai held by, to the order or on behalf of the Chargor from time to time, in each case, in respect of the Initial Charged Securities,

in each case whether or not such securities have been or may at any time be deposited with or transferred or caused to be transferred to the Securities Account or to the Security Agent or the Custodian by or on behalf of the Chargor, or transferred to or held by any person in circumstances when the Security Agent or the Custodian has any right, title or interest in respect of the same (whether for security, safe custody, collection or otherwise);

"Clearance System" means:

(a)   DTC;

(b)   any other person whose business is or includes the provision of clearance service or the provision of security accounts; or

(c)   any nominee or depository for such person;

"CP Satisfaction Date" has the meaning given to that term in the Amendment and Restatement Agreement;

"Custodian" means Deutsche Bank Trust Company Americas or such other nominee of the Security Agent as notified to the Chargor by the Security Agent from time to time;

"Delegate" means any delegate, agent, attorney or co-trustee appointed by the Security Agent or by a Receiver;

"DTC" means the Depository Trust Company, a limited-purpose trust company under the New York State banking law and a registered clearing agency with the U.S. Securities and Exchange Commission;

"Effective Date" has the meaning given to that term in the Amendment and Restatement Agreement;

"Facility Agreement" means the Original Facility Agreement as amended and restated pursuant to the Amendment and Restatement Agreement, and as may be further amended, novated, supplemented, substituted, replaced and/or restated from time to time and notwithstanding any increase in the principal amount of the facility made available to the Borrower and/or any change in the obligations of the Security Grantors under the Finance Documents;

"Finance Party" has the meaning given to that term in the Facility Agreement;

"Initial Charged Securities" means 9,191,050 Shares held by the Chargor, being approximately 24.07 per cent. of the issued shares of Nam Tai as at the date of this Deed;

"NYSE" has the meaning given to that term in the Facility Agreement;

"Nam Tai" means Nam Tai Property Inc., a BVI business company incorporated and existing under the laws of British Virgin Islands and the shares of which are listed on the NYSE (Stock Code: NTP), with company number 3805 and whose registered office is at McNamara Chambers, 2nd Floor, 116 Main Street, P.O. Box 3342, Road Town, Tortola, British Virgin Islands;

"Original Facility Agreement" means the facility agreement dated 20 December 2017 and made between (amongst others) the Borrower and the Agent, pursuant to which the lenders thereunder have made available to the Borrower certain term loan facilities in the aggregate principal amount of US$120,000,000.

"Party" means a party to this Deed;

"Receiver" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Assets;

"Registrar" means the Registrar of Corporate Affairs of the British Virgin Islands appointed under Section 229 of the BCA;

"Related Rights" means, in relation to any Charged Securities:

(a)   any dividend or interest paid or payable;

(b)   any right, money or property (including any shares, stocks, debentures, bonds or other securities or investments) accruing or offered at any time by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise;

(c)   any right against any Clearance System (including any right to deliver any securities to or to the order of the Chargor); and

(d)   any right under any custodian or other similar agreement;

"Reporting Requirements" has the meaning set out in clause 6.9 (*Other obligations in respect of Security Assets*);

"Secured Liabilities" means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or alone or in any other capacity whatsoever) at any time due, owing or incurred by the Borrower and the Security Grantors to each present and future Secured Party under or pursuant to each Finance Document (including all monies covenanted to be paid under this Deed);

"Securities Account" means the securities and cash account with account number SF0911 opened by the Chargor and maintained with the Custodian (including any renewal, substitution, replacement or redesignation of such account and all sub-accounts) in which any Charged Securities or any Related Rights relating thereto, and cash are held or deposited at any time, together with:

(a)   all additions to or renewals or replacements of such account (in whatever currency) and all investments made out of the same; and

(b)   all rights, benefits and proceeds in respect of such account (including interest and rights to repayment of any monies standing to the credit of such account);

"Security Assets" means all property and assets from time to time mortgaged, charged or assigned (or expressed to be mortgaged, charged or assigned) by or pursuant to this Deed; and

"Security Period" means the period beginning on the date of this Deed and ending on the date on which:

(a)   all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full; and

(b)   no Finance Party has any further commitment, obligation or liability under or pursuant to the Finance Documents.

1.2   Interpretation

(a)   Unless a contrary indication appears, any reference in this Deed to:

(i)   the **"Chargor"**, any **"Security Grantor"**, the **"Agent"**, the **"Arranger"**, the **"Security Agent"**, any other **"Secured Party"**, any other **"Finance Party"** or any **"Party"** shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)   **"this Deed"**, the **"Facility Agreement"**, any other **"Finance Document"** or any other agreement or instrument shall be construed as a reference to this Deed, the Facility Agreement, such other Finance Document or such other agreement or instrument as amended, supplemented, extended, restated, novated and/or replaced in any manner from time to time (however fundamentally and even if any of the same increases the obligations of the Chargor or provides for further advances);

(iii)   **"assets"** includes any present and future properties, revenues and rights of every description and includes uncalled capital;

(iv)   a Default (other than an Event of Default) is **"continuing"** if it has not been remedied or waived and an Event of Default is **"continuing"** if it has not been waived;

(v)   **"including"** or **"includes"** means including or includes without limitation;

(vi)   **"Secured Liabilities"** includes obligations and liabilities which would be treated as such but for the liquidation, administration or dissolution of or similar event affecting the Chargor;

(vii)   a provision of law is a reference to that provision as amended or re-enacted; and

(viii)   the singular includes the plural and vice versa.

(b)   References to clauses and the schedule are to be construed, unless otherwise stated, as references to clauses and the schedule of this Deed and references to this Deed include its schedule.

(c)   Clause and schedule headings are for convenience only and shall not affect the construction of this Deed.

(d)   Each undertaking of the Chargor (other than a payment obligation) contained in this Deed must be complied with at all times during the Security Period and is given by the Chargor for the benefit of the Security Agent and each other Secured Party.

(e)   If the Security Agent reasonably considers that an amount paid by the Borrower or any Security Grantor to a Secured Party under a Finance Document is capable of being avoided or otherwise set aside on the liquidation or administration of the Chargor or any Security Grantor, then that amount shall not be considered to have been irrevocably paid for the purposes of this Deed.

(f)   The Parties intend that this document shall take effect as a deed notwithstanding the fact that a Party may only execute this document under hand.

(g)   If there is any conflict or inconsistency between any provisions of this Deed and any provision of the Facility Agreement, the provisions of the Facility Agreement shall prevail.

1.3   Trust

All Security and dispositions made or created and all obligations and undertakings contained in this Deed to, in favour of or for the benefit of the Security Agent are made, created and entered into in favour of the Security Agent as trustee for the Secured Parties from time to time on the terms of the Facility Agreement.

1.4   Third party rights

(a)   Save as expressly provided to the contrary in this Deed, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Deed.

(b)   Any Receiver or Delegate may, subject to clause 1.4(a), rely on any clause of this Deed which expressly confers rights on it.

1.5   Effective Date

This Deed shall be conditional upon and shall take effect from the Effective Date.

2.   GRANT OF SECURITY

2.1   Nature of security

All Security and dispositions created or made by or pursuant to this Deed are created or made:

(a)   in favour of the Security Agent;

(b)   with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994; and

(c)   as continuing security for payment of the Secured Liabilities.

2.2   Fixed Security

The Chargor as beneficial owner and as continuing security for the payment and discharge of all Secured Liabilities:

(a) charges and agrees to charge in favour of the Security Agent all of its present and future right, title and interest in and to the following assets which are at any time owned by the Chargor, or in which it from time to time has an interest:

   (i) by way of first fixed charge the Initial Charged Securities; and

   (ii) by way of first fixed charge all other Charged Securities (to the extent not charged by clause 2.2(a)(i)),

   in each case, together with (A) all Related Rights from time to time accruing to those Charged Securities; (B) all rights which the Chargor may have at any time against any clearance or settlement system or any custodian in respect of any Charged Investments; and (C) any Cash Collateral;

(b) as beneficial owner and by way of assignment (by way of security) with first ranking priority, assigns all of its rights, title and interest to the Securities Account and all rights and proceeds relating to the Securities Account ; and

(c) assigns (by way of security) with first ranking priority, all of its rights, title and interest to the Custodian Agreement.

2.3 Floating Charge

The Chargor charges and agrees to charge by way of first floating charge all or any part of the subject matter of the Security referred to in clause 2.2 (*Fixed Security*) not otherwise effectively charged by way of fixed charge or assignment (by way of security) pursuant to clause 2.2 (*Fixed Security*) or any other provision of this Deed.

2.4 Limited Recourse

The recourse of the Security Agent and any of the other Secured Parties against the Chargor in respect of the Secured Liabilities is limited solely to the rights of enforcement and recovery by the Security Agent (on behalf of the Secured Parties) against the Security Assets of the Chargor under or in respect of this Deed and accordingly the Security Agent (for itself and on behalf of the other Secured Parties) agrees that the total amount recoverable against the Chargor under this Deed shall be limited to the proceeds received by the Security Agent (on behalf of the Secured Parties) realising the Security Assets of the Chargor in accordance with this Deed and, without limiting the foregoing in this Clause 2.4, the Chargor shall not be liable for any deficiency if the proceeds of the Security Assets is not sufficient to satisfy payment of the Secured Liabilities.

2.5 Conversion of Floating Charge

(a) Conversion by notice

   The Security Agent may, by written notice to the Chargor, convert the floating charge created under this Deed into a fixed charge as regards all or any of the assets of the Chargor specified in the notice if:

   (i) an Event of Default has occurred and is continuing; or

   (ii) the Security Agent (acting reasonably) considers any Security Assets to be in danger of being seized or sold under any form of distress, attachment, execution or other legal process or to be otherwise in jeopardy.

(b) Automatic conversion

The floating charge created under this Deed shall (in addition to the circumstances in which the same will occur under general law) automatically convert into a fixed charge:

(i) in relation to any Security Asset which is subject to a floating charge if:

(A) the Chargor creates (or attempts or purports to create) any Security on or over the relevant Security Asset without the prior written consent of the Security Agent; or

(B) any third party levies or attempts to levy any distress, execution, attachment or other legal process against any such Security Asset; and

(ii) over all Security Assets of the Chargor which are subject to a floating charge if:

(A) a receiver is appointed in respect of the Chargor or the Security Agent received notice of intention to appoint such a receiver;

(B) an Event of Default has occurred under clause 24.6 (*Insolvency*) or clause 24.7 (*Insolvency proceedings*) of the Facility Agreement; or

(C) the Security Agent takes any steps to enforce this Deed after an Event of Default has occurred and was continuing.

(c) Partial conversion

The giving of a notice by the Security Agent pursuant to clause 2.4(a) in relation to any class of assets of the Chargor shall not be construed as a waiver or abandonment of the rights of the Security Agent to serve similar notices in respect of any other class of assets or any other right of the Security Agent or any other Secured Party.

3. CONTINUING SECURITY

3.1 Continuing security

The Security is continuing and will extend to the ultimate balance of the Secured Liabilities regardless of any intermediate payment or discharge in whole or in part. This Deed shall remain in full force and effect as a continuing security for the duration of the Security Period.

3.2 Additional and separate security

This Deed is in addition to, without prejudice to, and shall not merge with, any other right, remedy, guarantee or Security which the Security Agent and/or any other Secured Party may at any time hold for any Secured Liability.

3.3 Right to enforce

This Deed may be enforced against the Chargor by the Security Agent on behalf of the Secured Parties, without the Security Agent and/or any other Secured Party first having recourse to any other right, remedy, guarantee or Security held by or available to it or any of them.

4. LIABILITY OF THE CHARGOR RELATING TO SECURITY ASSETS

Subject to Clause 2.4 (*Limited Recourse*), notwithstanding anything contained in this Deed or implied to the contrary, the Chargor remains liable to observe and perform all conditions and obligations assumed by it in relation to the Security Assets. The Security Agent is under no obligation to perform or fulfil any such condition or obligation or to make any payment in respect of such condition or obligation.

5. REPRESENTATIONS

5.1 General

The Chargor represents and warrants to the Security Agent and each of the other Secured Parties on the date of this Deed that:

5.2 Status

(a) The Chargor is a BVI business company, duly incorporated with limited liability, validly existing and, in good standing under the law of its Original Jurisdiction.

(b) The Chargor has the power to own its assets and carry on its business as it is being conducted.

5.3 Binding obligations

(a) The obligations expressed to be assumed by the Chargor in this Charge are, subject to the Legal Reservations, legal, valid, binding and enforceable obligations.

(b) Subject to the Legal Reservations, this Charge creates the security interests which it purports to create and those security interests are valid and effective.

5.4 Non-conflict with other obligations

The entry into and performance by the Chargor of, and the transactions contemplated by, this Charge and the granting of the Security hereunder do not and will not conflict with:

(a) any law or regulation applicable to the Chargor;

(b) the constitutional documents of the Chargor; or

(c) any agreement or instrument binding upon the Chargor or any of its assets or constitute a default or termination event (however described) under any such agreement or instrument in any material respect.

5.5 Power and authority

(a) The Chargor has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Charge and the transactions contemplated by this Charge.

(b)   No limit on the powers of the Chargor will be exceeded as a result of the grant of security contemplated by this Charge.

5.6   Validity and admissibility in evidence

(a)   All Authorisations required:

(i)   to enable the Chargor to lawfully to enter into, exercise its rights and comply with its obligations under this Charge; and

(ii)   to make this Charge admissible in evidence in the Chargor's Relevant Jurisdictions,

have been obtained or effected and are in full force and effect.

(b)   All Authorisations necessary for the conduct of the business, trade and ordinary activities of the Chargor have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations has or is reasonably likely to have a Material Adverse Effect.

5.7   Governing law and enforcement

(a)   Subject to the Legal Reservations, the choice of the governing law of this Charge will be recognised and enforced in the Relevant Jurisdictions of the Chargor.

(b)   Subject to the Legal Reservations, any judgment obtained in relation to this Charge in the jurisdiction of the governing law of that Charge will be recognised and enforced in the Relevant Jurisdictions of the Chargor.

5.8   Deduction of Tax

It is not required under the laws of the jurisdiction where the Chargor is incorporated or resident or has an address specified in this Charge to make any deduction for or on account of Tax from any payment it may make under this Charge.

5.9   No filing or stamp taxes

Under the laws of any Relevant Jurisdiction of the Chargor, it is not necessary that this Charge be registered, filed, recorded, notarised or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to this Charge or the transactions contemplated by this Charge except for (i) for the registrations of this Charge in the manner set out in clause 6.2; and (ii) any other such matter referred to in any legal opinion delivered in accordance with the Facility Agreement.

5.10   Pari passu ranking

The payment obligations of the Chargor under the Finance Documents rank at least *pari passu* with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

5.11 Ranking of Security

Subject to the Legal Reservations and Perfection Requirements, the security conferred by this Charge constitutes a first priority security interest of the type described, over the assets referred to, in this Charge and those assets are not subject to any prior or *pari passu* Security.

5.12 Security and Financial Indebtedness

(a)   No Security or Quasi-Security exists over all or any of the present or future assets of the Chargor other than as permitted by the Facility Agreement.

(b)   The Chargor does not have any Financial Indebtedness outstanding and no Financial Indebtedness or other debt is raised against or in connection with, and no Security exists over Charged Securities, other than any Transaction Security.

5.13 No Security

The Security Assets are, or when acquired will be, beneficially owned by the Chargor free from any Security other than:

(a)   as created by this Deed;

(b)   as created under the Nam Tai Control Agreement; and

(c)   as permitted by the Facility Agreement.

5.14 No avoidance

Subject to the Legal Reservations and the completion of the registrations and filings referred to in clause 6.2 (*Registration*), this Deed creates the Security which it purports to create and is not liable to be avoided or otherwise set aside on the liquidation of the Chargor or otherwise.

5.15 No proceedings pending

(a)   Save as disclosed in writing to the Security Agent prior to the date of this Deed, no litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which have or are reasonably likely to have a Material Adverse Effect have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against the Chargor and/or in respect of the Security Assets.

(b)   Save as disclosed in writing to the Security Agent prior to the date of this Deed, no judgment or order of a court, arbitral body or agency which has or is reasonably likely to have a Material Adverse Effect has (to the best of its knowledge and belief (having made due and careful enquiry)) been made against the Chargor and/or in respect of the Security Assets.

5.16 Charged Securities

(a)   The Charged Securities are fully paid.

(b)   The Initial Charged Securities are the only Shares held by the Chargor at the date of this Deed and the Initial Charged Securities have been credited (or will be credited, in accordance with the terms of this Deed and the Facility Agreement) into the Securities Account by or on behalf of the Chargor.

(c) There are no existing shareholder agreements or any other agreements in place, in respect of the Charged Securities, which restrict the ability of the Chargor to deal with and/or transfer the Charged Securities, other than this Charge.

5.17 Clearance System

There is no outstanding payment obligation in relation to the Security Assets to any Clearance System or custodian.

5.18 Accounts

(a) The Chargor is the sole beneficial owner of the Securities Account and any right, money or property (including any shares, stocks, debentures, bonds or other securities or investments) from time to time in the Securities Account.

(b) The Securities Account and the rights, monies and properties (including any shares, stocks, debentures, bonds or other securities or investments) referred to in clause 5.18(a) are free of any Security and any other rights or interest in favour of third parties (except for those created by this Deed or the Custodian Agreement or permitted under the Facility Agreement).

5.19 Security Assets

(a) The Chargor:

(i) is the sole legal and beneficial owner of the Security Assets (other than the Charged Securities which are at the time dematerialised in DTC); and

(ii) is the sole beneficial owner of the Charged Securities.

(b) The Security Assets are (i) transferable except that the Charged Securities constitute "restricted securities" (as defined in Rule 144 under the US Securities Act of 1933 ("Rule 144")) and may only be offered or sold pursuant to registration under the US Securities Act of 1933 or an exemption from such registration and (ii) not subject to any restriction by contract or otherwise, other than those restrictions set forth in the Finance Documents and the Custodian Agreement.

5.20 Custodian Agreement

(a) The details of the Custodian as specified in clause 1.1 (*Definitions*) are accurate.

(b) All amounts owed to it by the Custodian are not subject to any right of set-off or similar right, save as set out in the Custodian Agreement.

(c) The Chargor is not in default of any of its obligations under the Custodian Agreement.

(d) There is no prohibition on assignment in the Custodian Agreement.

(e) The Chargor's entry into and performance of this Deed will not conflict with any term of the Custodian Agreement.

5.21   **Solvency and Bankruptcy**

(a)   No:

(i)   corporate action, legal proceeding or other procedure or step described in paragraph (a) of clause 24.7 (*Insolvency proceedings*) of the Facility Agreement; or

(ii)   creditors' process described in clause 24.8 (*Creditors' process*) of the Facility Agreement

has been taken or, to the knowledge of the Chargor, threatened in relation to the Chargor.

(b)   None of the circumstances described in clause 24.6 (*Insolvency*) of the Facility Agreement applies to the Chargor.

5.22   **Time when representations made**

(a)   All the representations and warranties in this clause 5 are made by the Chargor on the date of this Deed and are also deemed to be made by the Chargor on:

(i)   the CP Satisfaction Date (as defined in the Amendment and Restatement Agreement) and the Effective Date; and

(ii)   the first day of each Interest Period.

(b)   Each representation or warranty deemed to be made after the date of this Deed shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

6.   **UNDERTAKINGS**

6.1   **Restrictions on dealing**

The Chargor shall not do or agree to do any of the following without the prior written consent of the Security Agent:

(a)   create or permit to subsist any Security on any Security Asset (except pursuant to or as permitted under this Deed or the Nam Tai Control Agreement);

(b)   sell, transfer, lease, lend or otherwise dispose of (whether by a single transaction or a number of transactions and whether related or not) the whole or any part of its interest in any Security Asset;

(c)   subject to this Deed, take or permit the taking of any action which may result in the rights attaching to any Security Asset being altered in any manner which is adverse to the interests of any of the Finance Parties; or

(d)   (save for the Nam Tai Control Agreement) nominate another person to enjoy or exercise all or any of its specified rights in relation to any Security Asset.

6.2 Registration

(a) The Chargor shall:

   (i) promptly after the Effective Date, create or continue to maintain a register of charges (the "**Register of Charges**") in accordance with section 162 of the BCA to the extent this has not already been done;

   (ii) enter particulars as required by the BCA of the security interests created pursuant to this Deed in the Register of Charges and immediately after entry of such particulars has been made, and in any event within five (5) Business Days after the Effective Date, provide the Security Agent with a certified true copy of the updated Register of Charges in form and substance satisfactory to the Security Agent;

   (iii) effect registration, or assist the Security Agent in effecting registration, of this Deed with the Registrar pursuant to section 163 of the BCA by making the required filing, or assisting the Security Agent in making the required filing, in the approved form with the Registrar and (if applicable) provide confirmation in writing to the Security Agent within five (5) Business Days after the Effective Date that such filing has been made; and

   (iv) if registration referred to in paragraph (a)(iii) above has not been effected by or on behalf of the Security Agent promptly following receipt, deliver or procure to be delivered to the Security Agent, the certificate of registration of charge issued by the Registrar evidencing that the requirements of Part VIII of the BCA as to registration have been complied with and the filed stamped copy of the application containing the relevant particulars of this Deed.

(b) At any time after the occurrence of an Event of Default which is continuing, the Chargor shall execute and deliver to the Security Agent such other documents as the Security Agent shall require to enable it (or its nominees) to be registered as the owner of or otherwise to acquire a legal title to the Charged Securities and their Related Rights (or to pass legal title to any purchaser).

6.3 Notification

The Chargor shall:

(a) notify the Security Agent promptly upon receipt of any notice received by it in relation to the Security Assets; and

(b) (if required by the Security Agent) shall promptly provide it with a copy of that notice and act in accordance with any instructions from the Security Agent (acting reasonably) in relation to such notice.

6.4 Calls

(a) The Chargor shall promptly pay all calls or other payments which may become due in respect of the Security Assets and all other outgoings in respect of the Security Assets.

(b) If the Chargor fails to make a payment in accordance with clause 6.4(a), the Security Agent may (without prejudice to the rights of the Security Agent under clause 9 (*Power to remedy*)) make such payments on behalf of the Chargor.

(c)   Any sums so paid by the Security Agent in accordance with clause 6.4(b) shall be repayable by the Chargor to the Security Agent on demand.

6.5   Compliance with laws

The Chargor shall comply in all respects with all laws to which it may be subject if failure to so comply has or is reasonably likely to have a Material Adverse Effect.

6.6   Information

(a)   Subject to clause 6.6(b):

(i)   the Chargor shall provide the Security Agent with all information which it may reasonably request in relation to the Security Assets; and

(ii)   without limiting its obligations under clause 6.6(a)(i), the Chargor shall comply with all requests for information relating to a Security Asset which is within its knowledge and which are required by the Chargor, the Security Agent or any Secured Party to comply with the laws of the British Virgin Islands or any other applicable laws or regulations, relating to the Security Assets and, if it fails to do so, the Security Agent may provide such information as it may have on behalf of the Chargor.

(b)   The Chargor shall not pass on to any Finance Party any Material Non-public Information relating to the Group, the Nam Tai Group, Nam Tai or the Shares.

6.7   Not prejudice

The Chargor shall not do or cause or permit to be done anything which may in any way jeopardise or otherwise prejudice the validity and legality of this Deed (or make any omission which has such an effect).

6.8   Transfer of Charged Securities

(a)   Forthwith upon the execution of this Deed, the Chargor must, at its own expense:

(i)   sign and deliver to the Custodian a letter of instruction substantially in the form set out in schedule 1 (*Form of Letter of Instruction and Acknowledgement*) and procure that the Custodian acknowledges and returns to the Security Agent a copy of such letter; and

(ii)   sign and deliver to the Security Agent all instruments of transfer and bought and sold notes in respect of any Security Asset, each to remain undated and duly signed in blank by or on behalf of the Chargor and other documents which may be requested by the Security Agent in order to enable the Security Agent or its nominees to be registered as the owner or otherwise obtain a legal title to the Security Assets.

(b)   Forthwith upon any right, money or property (including any share, stock, debenture, bond or other securities or investments) becoming a Security Asset, the Chargor must:

(i)   transfer the same or procure the same to be transferred to the Securities Account; and

(ii)   deliver to the Security Agent all documents referred to in clause 6.8(a)(ii).

(c)   After this Security has become enforceable, the Security Agent shall have the right to complete, date and put into effect any document referred to in this clause 6.8.

(d)   The Chargor further undertakes to promptly take any other action reasonably requested by the Security Agent in order to enable the Security Agent or its nominees to be registered as the owner or otherwise obtain a legal title to the Security Assets upon the occurrence of an Event of Default which is continuing.

6.9   Other obligations in respect of Security Assets

(a)   The Chargor must promptly provide a copy to the Security Agent and comply with all requests for information which is within its knowledge and which are made under the US Securities Act of 1933, the US Securities Exchange Act of 1934 and the rules and regulations thereunder and all listing rules of the NYSE (collectively, the "**Reporting Requirements**"), or any other similar provision contained in any articles of association or other constitutional document relating to any of the Security Assets. If it fails to do so, the Security Agent may elect to provide such information as it may have on behalf of the Chargor.

(b)   The Chargor must comply with all other conditions and obligations assumed by it in respect of any of the Security Assets.

(c)   The Security Agent is not obliged to:

(i)   perform any obligation of the Chargor;

(ii)   make any payment, or to make any enquiry as to the nature or sufficiency of any payment received by it or the Chargor; or

(iii)   present or file any claim or take any other action to collect or enforce the payment of any amount to which it may be entitled under this Deed,

in respect of any Security Assets.

6.10   Subscription

In the event of a proposed issue of rights by Nam Tai, the Chargor shall subscribe for such number of shares the Chargor is entitled to under the rights issue but subject, at all times, to the requests, instructions and directions of the Security Agent (acting on the instructions of all Lenders).

6.11   Custodian Agreement

(a)   The Chargor must not, without the prior consent of the Security Agent:

(i)   agree to amend or waive any material term of, or agree to terminate, or assign, or permit the assignment of, the Custodian Agreement unless otherwise permitted under the Finance Documents; or

(ii)   take any action which might jeopardise the existence or enforceability of the Custodian Agreement, provided that any such actions taken by the Custodian (and not the Chargor) shall not constitute a breach of this clause 6.11 by the Chargor.

(b)   The Chargor must:

    (i)   duly and promptly perform its obligations under the Custodian Agreement;

    (ii)   diligently pursue its rights under the Custodian Agreement; and

    (iii)   supply the Security Agent and any Receiver with a copy of the Custodian Agreement and any information and documentation relating to the Custodian Agreement reasonably requested by the Security Agent or any Receiver.

6.12   Clearance System

(a)   The Chargor must, if so requested by the Security Agent, take whatever action the Security Agent may request from time to time for the dematerialisation or rematerialisation of any Security Asset held in a Clearance System if an Event of Default is continuing, including:

    (i)   the execution of any transfer, conveyance, assignment or assurance of the Shares to the Custodian; or

    (ii)   the giving of any notice, order or direction to any person.

(b)   The Chargor shall not dispose of any Shares to any party.

(c)   Without prejudice to the rest of this clause 6, the Security Agent may, at the expense of the Chargor, take whatever action is required for the dematerialisation or rematerialisation of the Security Asset as necessary if an Event of Default is continuing.

7.   SECURITIES ACCOUNT

7.1   Securities Account

(a)   The Securities Account must be maintained with the Custodian.

(b)   The Chargor shall not, without the Security Agent's prior written consent, agree to any variation of the rights attaching to the Securities Account (other than variations of the Custodian's standard terms and conditions) or close any Securities Account.

7.2   Change of Custodian

(a)   The Custodian may only be changed to another bank or financial institution with the prior written consent of the Security Agent (acting on the instructions of all Lenders) and must be changed if the Security Agent (acting on the instructions of all Lenders) so requires.

(b)   A change only becomes effective when the proposed new Custodian agrees with the Security Agent and the Chargor (in a manner satisfactory to the Security Agent) to fulfil the role of the Custodian under this Deed and enters into a custodian agreement with the Security Agent and the Chargor in form and substance satisfactory to the Security Agent.

(c)   If there is a change of Custodian, the Charged Securities and the amount (if any) and assets standing to the credit of the Securities Account maintained with the old Custodian will be transferred to the Securities Account maintained with the new Custodian immediately upon the appointment taking effect. By this Deed the Chargor irrevocably gives all authorisations and instructions necessary for any such transfer to be made.

(d)   The Chargor shall take any action which the Security Agent requires to facilitate a change of Custodian and any transfer of credit balances (including the execution of bank mandate forms) and assets and irrevocably appoints the Security Agent as its attorney to take any such action if the Chargor should fail to do so.

7.3   No withdrawals

The Chargor shall not withdraw or attempt or be entitled to withdraw (or direct any transfer of) any assets from the Securities Account except as permitted under this Deed or with the prior written consent of the Security Agent.

8.   RIGHTS AND OBLIGATIONS IN RESPECT OF CHARGED INVESTMENTS

8.1   Obligations in relation to Share Collateral distributions

At all times, the Chargor shall ensure that:

(a)   all cash distributions in respect of the Charged Securities are paid directly into the Shares Cash Top-Up (USD) Account; and

(b)   to the extent that any income or distribution from a dividend is paid or payable in respect of the Charged Securities in the form of other shares or securities of Nam Tai, such shares or securities shall be deposited in the Securities Account.

8.2   When no Event of Default is continuing

At any time when no Event of Default is continuing, the Chargor shall be entitled to exercise all voting and other rights and powers attaching to the Charged Securities, provided that it must not do so in a manner which is prejudicial to the interests of the Security Agent and/or the other Secured Parties under any Finance Document.

8.3   Rights in respect of Charged Investments following an Event of Default

At any time following the occurrence of an Event of Default which is continuing:

(a)   the Security Agent may complete the documents deposited pursuant to clause 6.8 (*Transfer of Charged Securities*) for all or any Charged Securities on behalf of the Chargor in favour of itself or such other person as it may select; and

(b)   the Security Agent or the Custodian may (acting on the instructions of the Majority Lenders) exercise (in the name of the Chargor and without any further consent or authority on the part of the Chargor) any voting rights and any powers or rights which may be exercised by the legal or beneficial owner of any Security Assets, any person who is the holder of any Security Assets or otherwise.

8.4 Exoneration of the Security Agent

At any time when any Charged Security is registered in the name of the Security Agent or its nominee, the Security Agent shall be under no duty to:

(a)   ensure that any dividends, distributions or other monies payable in respect of such Charged Security are duly and promptly paid or received by it or its nominee; or

(b)   verify that the correct amounts are paid or received; or

(c)   take any action in connection with the taking up of any (or any offer of any) Related Rights in respect of or in substitution for such Charged Security.

9.   POWER TO REMEDY

9.1   Power to remedy

If at any time the Chargor does not comply with any of its obligations under this Deed, the Security Agent (without prejudice to any other rights arising as a consequence of such non-compliance) shall be entitled (but not bound) to rectify that default. The Chargor irrevocably authorises the Security Agent and its employees and agents by way of security to do all things which are necessary or desirable to rectify that default.

9.2   Mortgagee in possession

The exercise of the powers of the Security Agent under this clause 9 shall not render it liable as a mortgagee in possession.

9.3   Monies expended

The Chargor shall pay to the Security Agent on demand any monies which are expended by the Security Agent in exercising its powers under this clause 9.

10.   WHEN SECURITY BECOMES ENFORCEABLE

10.1   When enforceable

This Security shall become immediately enforceable upon the occurrence of an Event of Default which is continuing.

10.2   Statutory powers

The power of sale and other powers conferred by section 101 of the Act (as amended or extended by this Deed) shall be immediately exercisable upon and at any time after the occurrence of any Event of Default which is continuing.

10.3   Enforcement

After this Security has become enforceable, the Security Agent may (acting on the instructions of the Majority Lenders) enforce all or any part of the Security in such manner as it sees fit and take possession of and hold or dispose of all or any part of the Security Assets.

11. ENFORCEMENT OF SECURITY

11.1 General

For the purposes of all powers implied by statute, the Secured Liabilities are deemed to have become due and payable on the date of this Deed provided that such powers shall not be exercisable unless an Event of Default is continuing. Sections 93 and 103 of the Act shall not apply to the Security created under this Deed.

11.2 Powers of the Security Agent

At any time when the Security is enforceable, the Security Agent may (acting on the instructions of the Majority Lenders) without further or prior notice to the Chargor or any other person (unless required by law):

(a)   (or if so requested by the Chargor by written notice at any time may) appoint any person or persons to be a receiver, manager, receiver and manager or other similar officer of all or any part of the Security Assets and/or of the income of the Security Assets as the Security Agent may choose in its entire discretion; and/or

(b)   if it has not already done so, effect the transfer of any and all of the Charged Securities into its name or the name(s) of its nominee(s) and/or without liability on the part of any Secured Party in the event of loss, act in all respects as the legal or beneficial owner of the Charged Securities; and/or

(c)   exercise all or any of the powers conferred on mortgagees by the Act (as amended or extended by this Deed) and/or all or any of the powers which are conferred by this Deed on a Receiver, in each case without first appointing a Receiver or notwithstanding the appointment of any Receiver; and/or

(d)   exercise (in the name of the Chargor and without any further consent or authority of the Chargor) any voting rights and any powers or rights which may be exercised by the person(s) in whose name the Security Assets are registered or who is the holder of any of them.

11.3 Redemption of prior mortgages

At any time when the Security is enforceable, the Security Agent may:

(a)   redeem any prior Security against any Security Asset; and/or

(b)   procure the transfer of that Security to itself; and/or

(c)   settle and pass the accounts of the holder of any prior Security and any accounts so settled and passed shall be conclusive and binding on the Chargor.

All principal, interest, costs, charges and expenses of and incidental to any such redemption and/or transfer shall be paid by the Chargor to the Security Agent on demand.

11.4 Privileges

(a)   Each Receiver and the Security Agent is entitled to all the rights, powers, privileges and immunities conferred by the Act on mortgagees and receivers when such receivers have been duly appointed under the Act, except that section 103 of the Act does not apply.

(b)   To the extent that the Security Assets constitute "*financial collateral*" and this Deed and the obligations of the Chargor under this Deed constitute a "*security financial collateral arrangement*" (in each case for the purpose of and as defined in the Financial Collateral Arrangements (No. 2) Regulations 2003 (SI 2003 No. 3226)) each Receiver and the Security Agent shall have the right after this Deed has become enforceable to appropriate all or any part of that financial collateral in or towards the satisfaction of the Secured Liabilities.

(c)   For the purpose of clause 11.4(b), the value of the financial collateral appropriated shall be:

   (i)   in the case of cash, its face value at the time of appropriation; and

   (ii)   in the case of other financial collateral, its market value at the time of appropriation as determined (after appropriation) by the Receiver or the Security Agent by reference to a generally recognised source or such other process as the Security Agent may reasonably select, including a valuation carried out by an independent firm of accountants or valuers firm of national standing appointed by the Security Agent.

11.5   No liability

(a)   Neither the Security Agent, any other Secured Party nor any Receiver shall be liable (A) in respect of all or any part of the Security Assets or (B) for any loss or damage which arises out of the exercise or the attempted or purported exercise of, or the failure to exercise any of, its or his respective powers or (C) taking possession or, or realising all or any part of the Security Assets (unless such loss or damage is caused by its or his gross negligence or wilful misconduct as finally judicially determined).

(b)   Without prejudice to the generality of clause 11.5(a), neither the Security Agent, any other Secured Party nor any Receiver shall be liable, by reason of entering into possession of a Security Asset, to account as mortgagee in possession or for any loss on realisation or for any default or omission for which a mortgagee in possession might be liable.

11.6   Protection of third parties

No person (including a purchaser) dealing with the Security Agent or any Receiver or Delegate or any of its or his agents will be concerned to enquire:

(a)   whether the Secured Liabilities have become payable; or

(b)   whether any power which the Security Agent or the Receiver is purporting to exercise has become exercisable; or

(c)   whether any money remains due under any Finance Document; or

(d)   how any money paid to the Security Agent or to the Receiver is to be applied.

11.7 Contingencies

If the Security is enforced at a time when no amounts are due under the Finance Documents (but at a time when amounts may become so due), the Security Agent or a Receiver may pay the proceeds of any recoveries effected by it into a blocked suspense account.

12. RECEIVER

12.1 Removal and replacement

The Security Agent may from time to time remove any Receiver appointed by it and, whenever it may deem appropriate, may appoint a new Receiver in the place of any Receiver whose appointment has terminated.

12.2 Multiple Receivers

If at any time there is more than one Receiver of all or any part of the Security Assets and/or the income of the Security Assets, each Receiver shall have power to act individually (unless otherwise stated in the appointment document). An appointment over part only of the Security Assets shall not preclude the Security Agent from making a subsequent appointment of a Receiver over any part of the Security Assets over which an appointment has not previously been made by the Security Agent.

12.3 Remuneration

Any Receiver shall be entitled to remuneration for his services at a rate to be fixed by agreement between him and the Security Agent (or, failing such agreement, to be fixed by the Security Agent).

12.4 Payment by Receiver

Only monies actually paid by a Receiver to the Security Agent in relation to the Secured Liabilities shall be capable of being applied by the Security Agent in discharge of the Secured Liabilities.

12.5 Agent of Chargor

(a) Any Receiver shall be the agent of the Chargor (which shall be solely liable for his acts, defaults and remuneration) unless and until the Chargor goes into bankruptcy or liquidation, after which time any Receiver shall act as principal and shall not become the agent of the Security Agent or any other Secured Party. No Receiver shall at any time act as agent for the Security Agent.

(b) No Secured Party shall incur any liability (either to the Chargor or to any other person) by reason of the appointment of a Receiver or for any other reason.

13. **POWERS OF RECEIVER**

Every Receiver shall have, and be entitled to exercise all the powers as set out in schedule 2 (*Powers of Receiver*).

14. **DELEGATION**

The Security Agent and any Receiver may delegate, by power of attorney (or in any other manner) to any person, any right, power or discretion exercisable by it under this Deed in accordance with clause 28.25 (*Delegation by the Security Agent*) of the Facility Agreement.

15. **FURTHER ASSURANCES**

The Chargor shall, at its own expense, promptly take whatever action the Security Agent or a Receiver may reasonably require in accordance with clause 22.26 (*Further assurance*) of the Facility Agreement, including, without limitation, to sign and deliver all instrument of transfer and bought and sold notes in respect of any Security Asset upon the rematerialisation of any Security Asset held in a Clearance System in accordance with this Deed and to deliver such other documents in order to enable the Security Agent or its nominees to be registered as the owner or otherwise obtain a legal title to the Security Assets if the Security granted under this Deed is enforceable.

16. **POWER OF ATTORNEY**

16.1 The Chargor, by way of security, irrevocably and severally appoints the Security Agent, each Receiver and any of its or their Delegates to be its attorney in its name and on its behalf, and as its act and deed or otherwise to:

(a) complete, execute, seal, deliver and perfect any document;

(b) do any such legal assignments and other assurances, charges, authorities and documents over the moneys, property and assets charged by this Deed;

(c) perform any acts, things or otherwise which may be required of the Chargor, under this Deed or deemed by such attorney as necessary for any purpose of this Deed or to enhance or perfect the security intended to be constituted by this Deed;

(d) exercise (or to delegate) all or any of the rights conferred on the Security Agent and/or any Receiver by this Deed or by statute in relation to this Deed or the Security Assets;

(e) transfer legal ownership of any Security Assets after this Deed has become enforceable pursuant to clause 10 (*When Security becomes enforceable*),

and the Chargor shall ratify and confirm all acts and things done by the Security Agent or any Receiver, any substitute or delegate in the exercise or purported exercise of this power of attorney, provided that the Security Agent (or any Receiver, any substitute or delegate) shall only exercise the power of attorney granted under this clause 16 if:

(a) this Deed has become enforceable pursuant to clause 10 (*When Security becomes enforceable*); or

(b) the Chargor has failed to comply with clause 15 (*Further assurances*).

16.2   All sums expended by the Security Agent or any Receiver under this clause 16 shall be recoverable from the Chargor.

17.   CURRENCIES

All monies received or held by the Security Agent or any Receiver under this Deed may be converted from their existing currency into such other currency as the Security Agent or the Receiver considers necessary to cover the obligations and liabilities comprised in the Secured Liabilities in that other currency in accordance with clause 29.4 (*Currency Conversion*) of the Facility Agreement. The Chargor shall indemnify the Security Agent or any Receiver against all costs, charges and expenses incurred in relation to such conversion.

Neither the Security Agent nor any Receiver shall have any liability to the Chargor in respect of any loss resulting from any fluctuation in exchange rates after any such conversion.

18.   INCORPORATION OF TERMS OF THE FACILITY AGREEMENT

18.1   Incorporation of terms of the Facility Agreement

The following provisions of the Facility Agreement are incorporated into this Deed as if fully set out in this Deed *mutatis mutandis* except that references to the Borrower shall be construed as references to the Chargor:

(a)   clause 10.3 (*Default interest*);

(b)   clause 14 (*Tax gross-up and indemnities*);

(c)   clause 16 (*Other indemnities*);

(d)   clause 18 (*Costs and expenses*);

(e)   clause 29 (*Application of proceeds*);

(f)   clause 35 (*Calculations and certificates*); and

(g)   clause 37 (*Remedies and waivers*).

18.2   Incorporation of general provisions

Clause 18.1 (*Incorporation of terms of the Facility Agreement*) is without prejudice to the application to this Deed of any provision of the Facility Agreement which, by its terms, applies or relates to the Finance Documents generally.

18.3   Role of the Security Agent

The provisions set out in clause 28 (*Role of the Agent, the Security Agent, the Arranger and the Reference Banks*) of the Facility Agreement shall govern the rights, duties and obligations of the Security Agent under this Deed.

19. MISCELLANEOUS

19.1 Clearance System

The Chargor shall indemnify the Security Agent within three (3) Business Days of demand against any loss, liability, cost, claims or expense which the Security Agent may incur as a result of having the Security Assets (or any part thereof) credited to any account maintained by the Security Agent or the Custodian with any Clearance System.

19.2 New accounts

If the Security Agent or any other Secured Party receives, or is deemed to be affected by, notice, whether actual or constructive, of any subsequent Security (other than as permitted by the Finance Documents) affecting any Security Asset and/or the proceeds of sale of any Security Asset, it may open a new account or accounts for the Chargor. If it does not open a new account, it shall nevertheless be treated as if it had done so at the time when it received or was deemed to have received such notice. As from that time all payments made to the Security Agent or such other Secured Party will be credited or be treated as having been credited to the new account and will not operate to reduce any amount of the Secured Liabilities.

19.3 Changes to the Parties

(a) The Chargor may not assign any of its rights under this Deed.

(b) The Security Agent may assign or transfer all or any part of its rights under this Deed pursuant to the resignation or removal of the Security Agent in accordance with clause 28.13 (*Resignation of the Agent, the Security Agent, the Account Bank and the Calculation Agent*) of the Facility Agreement. The Chargor shall, promptly upon being reasonably requested to do so by the Security Agent, enter into such documents as may be necessary to effect such assignment or transfer.

19.4 Tacking

(a) Each Secured Party shall perform its obligations under the Facility Agreement (including any obligation to make available further advances).

(b) This Deed secures advances already made and further advances to be made.

19.5 Amendments and waivers

Any provision of this Deed may be amended and any breach of this Deed may be waived before or after it occurs only in accordance with clause 38 (*Amendments and waivers*) of the Facility Agreement.

20. PARTIAL INVALIDITY

All the provisions of this Deed are severable and distinct from one another and if at any time any provision is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of any of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

21. RELEASE

21.1 Release

Subject to clause 21.2 (*Reinstatement*), upon the expiry of the Security Period, the Security Agent and each other Secured Party shall, at the request (with reasonable notice) and cost of the Chargor, promptly release or re-assign (without recourse or warranty) the Security Assets from the Security to the Chargor or as it may direct; and

21.2 Reinstatement

Where any discharge (whether in respect of the obligations of the Chargor, any Security Grantor or any security for those obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise (without limitation), the liability of the Chargor under this Deed shall continue as if the discharge or arrangement had not occurred. The Security Agent may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

21.3 Indemnity

The Chargor shall, notwithstanding any release or discharge of all or any part of the security constituted by this Deed, indemnify the Security Agent and each other Secured Party (through the Security Agent), their respective agents, attorneys and any Receiver against any action, proceeding, claims, losses, liabilities and costs which it may sustain as a consequence of any breach by the Chargor of the provisions of this Deed, the exercise or purported exercise of any of the rights and powers conferred on any of them by this Deed or otherwise relating to the Security Assets or any part thereof.

22. CONTRACTUAL RECOGNITION OF BAIL-IN

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with this Deed may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)   any Bail-In Action in relation to any such liability, including (without limitation):

   (i)   a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

   (ii)   a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

   (iii)   a cancellation of any such liability; and

(b)   a variation of any term of this Deed to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

23. NOTICES

23.1 Communications in writing

Any communication to be made under, or in connection with, this Deed shall be made in writing and, unless otherwise stated, may be made by email, fax or letter.

23.2 Addresses

The address, email address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Deed is:

(a)   in the case of the Chargor, that identified with its name below; and

(b)   in the case of the Security Agent, that identified with its name below,

or any substitute address, email address or fax number or department or officer as the Chargor or the Security Agent may notify to the other Party by not less than five (5) Business Days' notice.

23.3 Delivery

(a)   Any communication or document made or delivered by one Party to another under, or in connection with, this Deed will only be effective:

    (i)   if by email, when actually received (or made available) in readable form;

    (ii)   if by way of fax, when received in legible form; or

    (iii)   if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post, postage prepaid, in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under clause 23.2 (*Addresses*), if addressed to that department or officer.

(b)   Any communication or document to be made or delivered to the Security Agent will be effective only when actually received by the Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the signature of the Security Agent below (or any substitute department or officer as the Security Agent shall specify for this purpose).

(c)   Any communication or document which becomes effective, in accordance with clauses 23.3(a) and 23.3(b), after 5.00pm in the place of receipt shall be deemed only to become effective on the following day.

23.4 Notification of address and fax number

Promptly upon changing its address, email address or fax number, the Security Agent shall notify the other Parties.

23.5 Electronic communication

(a) In addition to communication by email, any communication to be made between the Parties may be made by other electronic means (including, without limitation, by way of posting to a secure website) if the Parties:

    (i) notify each other of any information required to enable the transmission of information by that means; and

    (ii) notify each other of any change to such information supplied by them by not less than five (5) Business Days' notice.

(b) Any such electronic communication as specified in clause 23.5(a) to be made between the Parties may only be made in that way to the extent that the Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

(c) Any such electronic communication as specified in clause 23.5(a) made between the Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by the Chargor to the Security Agent only if it is addressed in such a manner as the Security Agent shall specify for this purpose.

(d) Any electronic communication which becomes effective, in accordance with clause 23.5(c), after 5.00pm in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Deed shall be deemed only to become effective on the following day.

(e) Any reference in this Deed to a communication being sent or received shall be construed to include that communication being made available in accordance with this clause 23.5.

24. COUNTERPARTS

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures (and seals, if any) on the counterparts were on a single copy of this Deed.

25. GOVERNING LAW

This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by English law.

26. ENFORCEMENT

26.1 Jurisdiction of English courts

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including any dispute regarding the existence, validity or termination of this Deed) or any non-contractual obligation arising out of or in connection with this Deed (a **"Dispute"**).

(b) The Chargor agrees that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly the Chargor will argue to the contrary.

(c)   This clause 26.1 is for the benefit of the Secured Parties only. As a result, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

26.2   Service of process

(a)   Without prejudice to any other mode of service allowed under any relevant law, the Chargor:

(i)   irrevocably appoints Cogency Global (UK) Limited as its agent under this Charge for service of process in relation to any proceedings before the courts of England in connection with this Deed; and

(ii)   agrees that failure by a process agent to notify the Chargor of the process will not invalidate the proceedings concerned.

(b)   If any person appointed as process agent under this clause 26.2 is unable for any reason so to act, the Chargor must immediately (and in any event within 14 days of the event taking place) appoint another agent on terms acceptable to the Security Agent. Failing this, the Security Agent may appoint another process agent for this purpose.

26.3   Waiver of immunities

The Chargor irrevocably waives, to the extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from:

(a)   suit;

(b)   jurisdiction of any court;

(c)   relief by way of injunction or order for specific performance or recovery of property;

(d)   attachment of its assets (whether before or after judgment); and

(e)   execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any proceedings in the courts of any jurisdiction (and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any immunity in any such proceedings).

THIS DEED has been executed and delivered as a deed on the date stated at the beginning of this Deed.

SCHEDULE 1: FORM OF LETTER OF INSTRUCTION AND ACKNOWLEDGEMENT

To: [**] as Custodian (the **"Custodian"**)

Date:

Dear Sirs

SECURITIES CHARGED IN FAVOUR OF DEUTSCHE BANK AG, HONG KONG BRANCH (THE "SECURITY AGENT") BY GREATER SAIL LIMITED (THE "CHARGOR")

Under a security deed (the **"Security Deed"**) dated [**], we have:

1.   charged in favour of the Security Agent all securities held by us in Nam Tai Property Inc. from time to time, including without limitation, [24.07] per cent. of the issued shares of Nam Tai Property Inc. (being, [9,191,050] shares) (the **"Securities"**) which are or will be deposited by the Chargor or on its behalf with the Custodian, or transferred into a securities and cash account in the name of the Chargor maintained with the Custodian with any relevant Clearance System (the **"Securities Account"**);

2.   assigned by way of security in favour of the Security Agent all our rights, title and interest to the Securities Account and all rights and proceeds relating to the Securities Account; and

3.   assigned by way of security in favour of the Security Agent all our rights, title and interest to the custodian agreement dated [**] (**"Custodian Agreement"**) and entered into between, inter alia, the Chargor and the Custodian.

The Chargor hereby irrevocably:

1.   directs you to, upon written notice from the Security Agent, hold the Securities as nominee for the Security Agent;

2.   directs you to, upon written notice from the Security Agent, deal with the Securities and the Securities Account (and any cash deposited therein) only on the instructions of the Security Agent;

3.   agrees that these instructions may not be revoked or amended without the written agreement of the Security Agent;

4.   agrees that Chargor shall not be entitled to give you any instructions concerning the Securities or the Securities Account;

5.   confirms that we will remain liable under the Custodian Agreement to perform all the obligations assumed by us under the Custodian Agreement and none of the Secured Parties, its agents, any receiver or any other person will at any time be under any obligation or liability to us under or in respect of the Custodian Agreement;

6.   confirms that we have agreed that we will not amend or waive any provision of or terminate the Custodian Agreement without the prior written consent of the Secured Party;

7. directs you to, upon written notice from the Security Agent, hold all sums standing to the credit of, and securities maintained at, the Securities Account to the order of the Security Agent;

8. directs you to, upon written notice from the Security Agent, pay or release:

    (a) as soon as reasonably practicable any sum received or standing to the credit of the Securities Account to the Shares Cash Top-Up (USD) Account or otherwise in accordance with the written instructions of the Security Agent; or

    (b) any securities maintained at the Securities Account in accordance with the written instructions of the Security Agent; and

9. agrees that you may disclose any information in connection with the Securities, the Cash Collateral or the Securities Account to the Security Agent or (if directed in writing by the Security Agent) any other party permitted under the terms of the Facility Agreement (as defined in the Security Deed),

until you receive a written notice from the Security Agent that the Security Deed has been released and discharged.

The Chargor acknowledges that you may comply with the instructions in this letter without any further permission from us or enquiry by you.

Unless otherwise defined in this letter, terms defined in and construed for the purposes of the Security Deed have the same meaning when used in this letter.

This letter is governed by English law.

Please acknowledge receipt of this letter and confirm that you will act in accordance with the directions contained in it.

Yours faithfully

For and on behalf of
GREATER SAIL LIMITED
as Chargor

By: _____
Authorised Signatory

ACKNOWLEDGEMENT

We acknowledge receipt of and confirm that we will act in accordance with the directions contained in this letter.

Date:

For and on behalf of
[**]
as Custodian

By: _____
Authorised signatory

SCHEDULE 2: POWERS OF RECEIVER

1. **General powers**

   (a)   Any Receiver shall have, in relation to the Security Assets:

   (i)   all the powers which are conferred on the Security Agent by clause 11.2 (*Powers of the Security Agent*);

   (ii)   all the powers which are conferred by the Act on mortgagees in possession and receivers appointed under the Act; and

   (iii) all powers which are conferred by any other law conferring power on receivers.

   (b)   If there is more than one Receiver holding office at the same time, each Receiver may (unless the document appointing him states otherwise) exercise all of the powers conferred on a Receiver under this Deed individually and to the exclusion of any other Receiver in relation to the Security Assets.

2. **Additional powers**

   In addition to the powers referred to in paragraph 1 above, a Receiver shall have the following powers in relation to the Security Assets:

   (a)   to take immediate possession of, collect and get in all or any part of the Security Assets and/or income in respect of which he was appointed and, without prejudice to the foregoing, cause to be registered all or any part of the Security Assets in its own name or in the name of the nominee(s) or in the name of any purchaser(s) thereof;

   (b)   to raise and borrower money either unsecured or on the security of any Security Asset either in priority to this Security or otherwise and generally on any terms and for whatever purpose which he thinks fit;

   (c)   to manage the Security Assets as he thinks fit;

   (d)   to settle, adjust, refer to arbitration, compromise and arrange any claim, account, dispute, question or demand with or by any person who is or claims to be a creditor of the Chargor or relating in any way to any Security Asset;

   (e)   to redeem any security and to borrow or raise any money and secure the payment of any money in priority to the Secured Liabilities for the purpose of the exercise of his powers and/or defraying any costs or liabilities incurred by him in such exercise;

   (f)   to sell or concur in selling, exchange, convert into money or otherwise disposing of all or any part of the Security Assets in respect of which he was appointed without the need to observe the restrictions imposed by section 103 of the Act. The consideration for any such transaction may consist of cash, debentures or other obligations, shares, stock or other valuable consideration (and the amount of such consideration may be dependent upon profit or turnover or be determined by a third party). Any such consideration may be payable in a lump sum or by instalments spread over such period as he thinks fit;

(g)   to carry out any sale or other disposal of all or any part of the Security Assets by conveying, transferring, assigning or leasing the same in the name of the Chargor and, for that purpose, to enter into covenants and other contractual obligations in the name of, and so as to bind, the Chargor;

(h)   to bring, prosecute, enforce, abandon, defend and take any such action, suit or proceedings (in the name of the Chargor or otherwise) as he shall think fit in respect of the Security Assets and/or income in respect of which he was appointed (including proceedings for recovery monies in arrears at the date of his appointment);

(i)   to form a Subsidiary of the Chargor and transfer to that Subsidiary any Security Asset;

(j)   to delegate his powers in accordance with this Deed;

(k)   to lend money or advance credit to any customer of the Chargor;

(l)   to enter into bonds, covenants, guarantees, commitments, indemnities and other obligations or liabilities as he shall think fit, make all payments needed to effect, maintain or satisfy such obligations or liabilities and use the company seal(s) (if any) of the Chargor;

(m)   to purchase, lease, hire or otherwise acquire any assets or rights of any description that he, in his absolute discretion, considers necessary or desirable for the improvement or realisation of the whole or any part of the Security Assets or otherwise for the benefit of the whole or any part of the Security Assets;

(n)   to effect any repair or insurance and do any other act which the Chargor might do in the ordinary conduct of its business to protect, preserve, maintain, manage or improve any Security Assets as he thinks fit;

(o)   to enter into or make any such agreement, arrangement or compromise as he shall think fit;

(p)   to insure, and to renew any insurances in respect of, the Security Assets as he shall think fit (or as the Lenders shall direct);

(q)   to discharge any person appointed by the Chargor;

(r)   to appoint, discharge and employ such managers, officers, agents, accountants, servants, employees, workmen and others and engage such professional advisers as he shall think fit for the purposes of this Deed upon such terms as to remuneration or otherwise as he thinks fit (including, without prejudice to the generality of the foregoing power, to employ his partners and firm); and

(s)   to:

    (i)   give valid receipts for all monies and to do all such other things as may seem to him to be incidental or conducive to any other power vested in him or necessary or desirable for the realisation of any Security Asset;

    (ii)   do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers of discretions conferred on a Receiver under or by virtue of this Deed or law;

(iii)   exercise in relation to each Security Asset all such powers, authorities and rights as he would be capable of exercising if he were the absolute beneficial owner of the Security Assets;

(iv)   use the name of the Chargor for any of the above purposes; and

(v)   execute any assurance or thing which may be proper or desirable for realising any Security Asset.

(12)

THE CHARGOR

EXECUTED as a DEED)
by **GREATER SAIL LIMITED**)
順帆有限公司)



Name: **Lee Kin** Ping
Title: Director



Witness signature: ....

Witness name (block capitals): ......LI FONG...

Witness address: ....30/F., The Center,.......
99 Queen's Road Central,
Central, Hong Kong
....

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THE SECURITY AGENT

DEUTSCHE BANK AG, HONG KONG BRANCH

By:

Name:

Howard Hao-Jan Yu
Authorised Signatory

Title:

By:

Name:

Wong Wing Ho Anthony
Authorised Signatory

Title:

Address: Level 52, International Commerce Centre,
             1 Austin Road West, Kowloon, Hong Kong
Fax: +852 2203 7320
Email: loanagency.hkcsg@list.db.com
Attention: Corporate Trust, Trust and Agency Services

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